As filed with the Securities and Exchange Commission on June 6, 2002

Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

KENSINGTON BANKSHARES, INC.
(Exact name of registrant as specified in its charter)

Florida (State or other jurisdiction of incorporation)	6022 (Primary Standard Industrial Classification Code Number)	59-3709535 (I.R.S. Employer Identification Number)

13246 N. Dale Mabry Highway
Tampa, Florida 33624
Telephone: (813) 961-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

13246 N. Dale Mabry Highway
Tampa, Florida 33624
(Address of principal place of business or intended principal place of business)

Gerald K. Archibald, President
Kensington Bankshares, Inc.
13246 N. Dale Mabry Highway
Tampa, Florida 33624
Telephone: (813) 961-6200
(Name, address and telephone number of agent for service)

The Commission is requested to send copies of all communications to:
William J. Schifino, Esq.
Schifino & Fleischer, P.A.
One Tampa City Center, Suite 2700
Tampa, Florida 33602

Approximate Date of Commencement of Proposed Sale to the Public:
As soon as practicable after this Registration Statement becomes effective.

CALCULATION OF REGISTRATION FEE

Proposed
	Proposed Maximum	Proposed	Maximum
Title of Each Class	Amount	Maximum	Aggregate	Amount of
of Securities	to be	Offering Price	Offering	Registration
to be Registered	Registered	Per Share	Price	Fee(1)

Common Stock, $.01 par value	540,000 shs	$7.50	$4,050,000	$373

(1) Calculated pursuant to Rule 457(c)

     The Registrant hereby amends this Registration Statement on such due date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS	Subject to Completion June 6, 2002

540,000 Shares

KENSINGTON BANKSHARES, INC.

Common Stock

     Of the 540,000 shares of Common Stock being offered, we are offering 493,333 shares to our shareholders who are being given the right to subscribe for and purchase at the subscription price (“Subscription Price”) one share for each six shares held of record at the close of business on May 31, 2002. The balance of 46,667 shares is being offered to the general public. In addition, any shares not purchased by the shareholders pursuant to the subscription offering will also be offered to the general public at the Subscription Price set forth below. Reference is made to “Description of Common Stock” for information concerning the Common Stock. The right to purchase shares is non-transferable. There is no active trading market for the outstanding shares of Common Stock of the Company. Since this offering is not being underwritten, there is no assurance that all, or any, of the shares will be sold. Further, no broker/dealer is expected to make a market in the shares offered. Consequently, the shares may not be readily tradable. As of May 31, 2002 there were issued and outstanding 2,960,000 shares of Common Stock.

     THE SUBSCRIPTION OFFERING TO SHAREHOLDERS WILL EXPIRE AT 5:00 P.M. EASTERN STANDARD TIME ON JULY 31, 2002. THE OFFERING TO THE GENERAL PUBLIC WILL EXPIRE ON AUGUST 31, 2002.

     YOU SHOULD CONSIDER THE RISKS WE HAVE DESCRIBED IN “RISK FACTORS” BEGINNING ON PAGE 5 BEFORE DECIDING WHETHER TO INVEST IN SHARES OF OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Per
	Share	Total

Public Offering Price	$7.50	$4,050,000
Underwriting Discounts and Commissions	0	0
Proceeds to Kensington Bankshares, Inc., before expenses	$7.50	$4,050,000

There is no minimum number of shares that must be sold in the offering. The offering is being made only through the efforts of our directors and executive officers. Until your subscription is accepted, all funds will be placed in an escrow account at First Kensington Bank.

THE SHARES OF COMMON STOCK OFFERED ARE NOT SAVINGS DEPOSITS, SAVINGS
ACCOUNTS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION
AND WILL NOT BE INSURED BY THE FEDERAL DEPOSIT INSURANCE
CORPORATION OR ANY OTHER GOVERNMENT AGENCY

The date of this Prospectus is ______, 2002

TABLE OF CONTENTS

PROSPECTUS SUMMARY
THE COMPANY AND THE BANK
RISK FACTORS
THE OFFERING
USE OF PROCEEDS
CAPITALIZATION
DILUTION
MARKETS AND DIVIDENDS ON COMMON STOCK
CONSOLIDATED STATEMENTS OF INCOME
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS OF THE BANK
STATISTICAL INFORMATION ABOUT THE BANK
SUPERVISION AND REGULATION
MANAGEMENT
DESCRIPTION OF COMMON STOCK
LEGAL OPINION
EXPERTS
ADDITIONAL INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Article of Incorporation - Kensington Bank
Articles of Incorporation - First Kensington
By-Laws for Kensington Bank
By-Laws, First Kensington Bank
Opinion - Schifino & Fleischer
Form of Subscription Agreement
Form of Subsciption Agreement
Copy of Stock Exchange Agreement
Registrant's Stock Option Plan
Consent of Accountants

     You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus.

     The Company will furnish annual reports to its shareholders, which will contain certified financial statements of the Company and its subsidiary on a consolidated basis without separate audited figures for the Bank.

PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and financial statements appearing elsewhere in this Prospectus.

The Company and Bank

     Kensington Bankshares, Inc. (the “Company”), is a one-bank holding company registered under the Bank Holding Company Act of 1956, as amended. Although organized under Florida law on January 26, 2001, the Company commenced operations in January 2002. The Company’s sole subsidiary and principal asset is First Kensington Bank (the “Bank”), organized on December 8, 1999, under the laws of the State of Florida. The Bank commenced operations on February 28, 2000. The Company, on a consolidated basis, at March 31, 2002, had total assets of $257,276,593, net portfolio loans of $50,863,685, total deposits of $230,309,535 and stockholders’ equity of $15,499,193.

     The Bank conducts a commercial banking business from six office locations, its main office and one branch office located in Hernando County, Florida, two branch offices located in Pasco County, Florida and two branch offices located in Hillsborough County, Florida. Hillsborough, Pasco and Hernando Counties, located on the Gulf of Mexico about half-way down the west coast, make up the Bank’s primary service area (“PSA”). According to the U. S. Census, the PSA experienced a population growth of approximately 17% during the 1990’s resulting in a total population of the PSA of approximately 1,420,000 at December 31, 1999.

     The Bank’s income is derived primarily from the interest and fees earned in connection with its lending activities, interest from investment securities and short-term investments. Its main expenses are the interest paid on deposits and operating expenses. The Bank is a state chartered nonmember bank and its deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation.

The Offering

Shares of Common Stock outstanding	2,960,000 shares
Shares of Common Stock offered	540,000 shares
Shares of Common Stock to be outstanding	3,500,000 shares (1)

(1)	assumes all of the shares being offered are sold

Offer to Shareholders

     Offer. We are offering to the holders of our Common Stock a nontransferable right to subscribe for and purchase at the subscription price one share for each six shares held of record at the close of business on May 31, 2002. The subscription offering will terminate on July 31, 2002.

     No Minimum Offering. There is no minimum number of shares that must be sold in the offering. The offering will be completed even if substantially less than all of the total number of shares offered are sold. See “The Offering — No Minimum Offering.”

     Acceptance of the Offer. Subscription rights may be exercised by filling out and signing the Subscription Agreement and delivering the Subscription Agreement to the Company on or before the Expiration Date, accompanied by payment in full of the Subscription Price. Payment of the Subscription Price must be in United States dollars and may be made in cash or by check, bank draft or postal or express money order payable to Kensington Bankshares, Inc., escrow account. Subscriptions will also be accepted if at or prior to the Expiration Date the Company receives payment in full of the Subscription Price, together with a letter or telegraphic notice from a bank or trust company or a member firm of the New York Stock Exchange setting forth the subscriber’s name, the number of shares subscribed for and stating that a properly completed and executed Subscription Agreement has been deposited with such bank, trust company or member firm and has been, or promptly will be forwarded to Kensington Bankshares, Inc.

     Intentions of Officers and Directors. The officers and directors of the Company and the Bank own a total of 733,188 shares of Common Stock of the Company, or 24.8% of the outstanding shares. The officers and directors have indicated their intent to exercise their subscription rights in full, which would increase their ownership to 855,386 shares. If no other shares are sold, the officers and directors will own approximately 27.8% of the outstanding shares. In addition, any shares not subscribed for or purchased by the general public may be acquired by the officers and directors of the Company or the Bank.

Offer to General Public

     The Company will offer to the general public 46,667 shares of its Common Stock and those shares not subscribed for by the shareholders of the Company pursuant to the Subscription Offering. The shares will be offered at the Subscription Price set forth on the Cover Page. The offering to the general public will terminate on August 31, 2002.

Use of Proceeds

     Substantially all of the net proceeds to be received from this offering will be used to increase the capital of the Bank. This will allow the Bank to increase its asset base and allow for future expansion. It should be noted, however, that there is no assurance of any particular level of proceeds to be received, although each of the officers and directors of the Company have indicated their intent to exercise their subscription rights in full.

Selected Financial Information — (dollars in thousands except per share amounts)

Consolidated Statements of Income-Summary(1)

	Ten Months	Year	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	March 31,
	2000	2001	2001	2002

			(unaudited)
Interest income	$2,875	$9,089	$1,521	$3,393
Interest expense	1,531	5,773	946	1,964

Net interest income	1,344	3,316	575	1,429
Provision for loan losses	140	272	30	40
Non interest income	21	95	17	34
Non interest expense	1,643	2,768	601	862
Net income (loss)	(257)	371	(39)	373
Income (loss) per share of Common Stock	(0.10)	0.13	(0.01)	0.13

Consolidated Statements of Condition-Summary(1)

	December 31,		March 31,

	2000	2001	2002

			(unaudited)
Total assets	$65,647	$198,226	$257,277
Investment securities	39,561	139,762	187,760
Loans receivable, net	17,681	47,724	50,864
Deposits	52,929	176,989	230,310
Stockholders’ equity	12,496	15,252	15,499
Common shares outstanding	2,560,000	2,960,000	2,960,000

Selected Financial Ratios

Equity to asset ratio	19.03%	7.69%	6.02%
Return on average assets	(.72)%	.29%	.60%
Return on average equity	(2.05)%	2.58%	9.73%
Allowance for loan losses to total loans	.79%	.85%	.87%
Net interest margin	3.79%	2.63%	2.18%
Net interest expense to net interest income and non-interest income	56.75%	30.13%	25.15%
Risk based capital ratios:
Tier I — Capital	39.49%	19.25%	16.24%
Total Capital	39.93%	19.76%	16.71%
Leverage ratio	21.81%	8.04%	6.78%

(1)	For more complete information see Consolidated Financial Statements of Income and Financial Condition.

THE COMPANY AND THE BANK

Company

     We are a registered bank holding company under the Bank Holding Act of 1956, as amended. Although incorporated under the laws of the State of Florida on January 26, 2001, we did not commence operations until January 2002. In January 2002, we acquired all of the outstanding shares of common stock of First Kensington Bank upon the effectiveness of an exchange offer whereby each share of the Bank’s common stock was automatically exchanged for four shares of Common Stock of the Company. The Company’s sole subsidiary and principal asset is First Kensington Bank.

Bank

     The Bank was incorporated as a State Bank on December 8, 1999, under the laws of the State of Florida and commenced operations on February 28, 2000. The Bank is subject to the rules, regulations and examinations conducted by the Federal Deposit Insurance Corporation and the State of Florida Division of Banking. See “Supervision and Regulation.” The Bank operates under the day-to-day management of its officers and they have substantial authority in making autonomous decisions regarding investments, loan policies, interest rates and service charges.

     The Bank conducts a commercial banking business from six office locations, its main office and one branch office located in Hernando County, Florida, two branch offices located in Pasco County, Florida and two branch offices located in Hillsborough County, Florida. Hillsborough, Pasco and Hernando Counties, located on the Gulf of Mexico about half-way down the west coast, make up the Bank’s primary service area (“PSA”). According to the U. S. Census, the PSA experienced a population growth of approximately 17% during the 1990’s resulting in a total population of the PSA of approximately 1,420,000 at December 31, 1999.

     The Bank offers a variety of consumer and commercial banking services to individuals and businesses. As a community-oriented institution, the Bank’s management has placed special emphasis on the importance of individualized attention to its customers. The business of the Bank consists primarily of attracting deposits from the general public and applying those funds to investments in securities and the origination of loans for various types of collateralized and uncollateralized consumer loans, and loans for the purchase, construction, financing and refinancing of commercial and residential real estate in the Tampa Bay area. The Bank’s income is derived primarily from the interest and fees earned in connection with its lending activities, interest from investment securities and short-term investments. Its main expenses are the interest paid on deposits and operating expenses.

     For the quarter ended March 31, 2002, we had net income of $383,000, or $0.13 per share. At March 31, 2002, we had consolidated assets of $257.3 million, including total loans of $56.9 million, deposits of $230.3 million, and shareholders’ equity of $15.5 million. At March 31, 2002, our Tier I, total and leverage capital ratios were as follows:

     The principal offices of the Company are located at 13246 North Dale Mabry Highway, Tampa, Florida 33624 and the principal offices of the Bank are located at 1300 Pinehurst Drive, Spring Hill, FL 34606.

RISK FACTORS

     Prospective purchasers of the Company’s Common Stock should carefully consider the following factors as well as other information contained in this Prospectus in evaluating an investment in the Company.

Shareholders may not be able to quickly and easily sell their Common Stock.

     It is not expected that an active and liquid market for the Common Stock will develop upon consummation of this offer. As a result, shareholders may find it difficult to sell a significant number of shares at the prevailing market price.

No broker has agreed to purchase any of the Common Stock and we may not be able to sell all of the shares we are attempting to sell in the offering. Our operating results may be adversely affected if less than all of the offered shares are sold.

     The Common Stock is being sold directly, through the efforts of our directors and executive officers. No broker-dealer or other person has any obligation to purchase, or find purchasers for, any shares of Common Stock. Because of the offering is not underwritten, there can be no assurance that any particular number of shares will be sold. If less than all of the shares offered are purchased, we will have less capital to fund operations and growth, which could result in restricted or slower growth, reduced asset size and slower expansion of activities, and lower shareholder returns.

Consummation of the offering is not subject to the receipt of subscriptions for a minimum number of shares. Subscribers will be required to purchase shares even if less than all of the shares offered are sold.

     There is no minimum number of shares that must be sold in the offering, and subscriptions, once received, are irrevocable. The offering may be completed even if substantially less than the total number of shares offered is sold. If this happens, our capital would not be increased to the extent it would be if all of the shares being offered were sold. Once made, subscriptions will not be revocable by subscribers, and we intend to accept subscriptions even if the offering has not been fully subscribed.

If the interest payments on our borrowings increase relative to the interest we earn on our investments, it may decrease our net interest income.

     Our profitability depends to a large extent on the Bank’s net interest income, which is the difference between income on interest-earning assets such as real estate and construction loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Our net interest income may be reduced if (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising. As of December 31, 2001, our interest-bearing liabilities maturing or repricing within one year exceeded our interest-earning assets maturing or repricing within one year by $67 million, or 34% of interest-earning assets.

     Changes in the difference between short and long-term interest rates may also harm our business. For example, short-term deposits may be used to fund longer-term loans. When differences between short-term and long-term interest rates shrink or disappear, the spread between rates paid on deposits and received on loans could narrow significantly, decreasing our net interest income.

A substantial portion of our loans are real estate related loans in the Tampa Bay area. Adverse changes in the real estate market in this area could lead to higher levels of problem loans and charge-offs, and adversely affect our earnings and financial condition.

     We have a substantial amount of loans secured by real estate as collateral. At March 31, 2002, approximately 61.7% of our loans were real estate loans and 30.1% were construction loans. This concentration exposes us to the risk that adverse developments in the real estate market, or in the general economic conditions in the Tampa Bay market, could increase the levels of nonperforming loans and charge-offs, and reduce loan demand and deposit growth. In that event, we would likely experience lower earnings or losses.

Possible Inadequacy of Allowance for Loan Losses

     In originating loans, there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for potential loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. Since certain lending activities involve greater risks, the percentage applied to specific loan types may vary.

We have no current plans to pay dividends.

     The Company has not paid any dividends to date to its shareholders and does not anticipate paying dividends in the foreseeable future. Future payment of dividends by the Company is necessarily dependent upon adequate earnings of the Bank. The ability of the Bank to pay dividends is, in turn, regulated by Federal and State statutes and regulations and is also affected by national and local economic conditions and other pertinent conditions. At December 31, 2001, there was no money available for the payment of dividends without prior regulatory approval.

There is no assurance that we can continue to successfully compete with others for business.

     The banking business is highly competitive. In its primary market area, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, and brokerage and investment banking firms operating locally and elsewhere. Most of these competitors have substantially greater resources and lending limits than the Bank and may offer certain services, such as trust services, that the Bank does not provide at this time. The profitability of the Company depends upon the Bank’s ability to compete in its market area. See “ Business of the Bank-Competition.”

Potential Dilutive Effect

     There is a potentially dilutive effect to current shareholders who do not participate in the offering.

THE OFFERING

Offer to Shareholders

     We are offering to the holders of our outstanding shares of Common Stock a nontransferable right to subscribe for and purchase at the Subscription Price set forth on the cover of this Prospectus one share for each six shares of Common Stock held of record at the close of business on May 31, 2002, subject to adjustment to the nearest whole share. Shareholders are entitled to subscribe for all, or any portion, of the shares of Common Stock underlying their basic subscription rights.

     No Minimum Offering. There is no minimum number of shares that must be sold in the offering. The offering will be completed if any valid subscriptions are received, unless the Board of Directors has terminated the offering in its entirety. While our directors and executive officers intend to purchase shares in the offering, they are not obligated to purchase any minimum number of shares. See “The Intention of Officers and Directors” below.

     Subscription Price. The subscription price has been set by the Board of Directors. No investment bank has advised us in setting the price and we have not obtained any independent valuation of the Common Stock. In establishing the offering price, the Board of Directors considered various factors that it deemed relevant including, among other things, recent sales of the Company’s Common Stock ($6.30 per share), earnings ($.13 per share for the year ended December 31, 2001 and $.13 per share for the three months ended March 31, 2002) and net book value ($5.24 per share at March 31, 2002).

     Expiration Date. The Subscription Offer will expire at 5:00 p.m., July 31, 2002. After the expiration of the offering, unexercised subscription rights will be null and void. We will not be obligated to honor any Order Form received after the expiration time, regardless of when the form or the payment were sent.

     Method of Accepting the Subscription Offer. The Subscription Offer may be accepted by filling out and signing the Subscription Agreement and delivering the Subscription Agreement to the Company on or before the Expiration Date accompanied by payment in full of the Subscription Price. Payment of the Subscription Price must be in United States dollars and may be made in cash or by check, bank draft or postal or express money order, payable to Kensington Bankshares, Inc., escrow account.

     Subscriptions will also be accepted if at or prior to the Expiration Date the Subscription Agent receives payment in full of the Subscription Price together with a letter or telegraphic notice from a bank or trust company or a member firm of the New York Stock Exchange setting forth the subscriber’s name, the number of shares subscribed for and stating that a properly completed and executed Subscription Agreement has been deposited with such bank, trust company or member firm and has been, or promptly will be forwarded to Kensington Bankshares, Inc.

     Intention of Officers and Directors. The officers and directors have indicated their intent to exercise their subscription rights in full. In addition, any shares not subscribed for or purchased by the general public may be acquired by the officers and directors of the Company or the Bank.

Offer to General Public

     We are offering to the general public, including certain depositors and friends, relatives and associates of the officers and directors, 46,667 shares of Common Stock, and those shares not subscribed for by the shareholders of the Company pursuant to the Subscription Offering, at the subscription price set forth on the Cover Page. The offering to the general public will terminate on August 31, 2002.

USE OF PROCEEDS

     Substantially all of the net proceeds to be received from this offering will be used to increase the capital of the Bank. This will allow the Bank to strengthen the Bank’s capital base and position it to continue to exceed regulatory capital levels required for well capitalized status, which will allow for future growth through expansion of its existing business. We expect that the proceeds of this offering, together with current earnings, will support our anticipated growth for at least two to three years, although the exact period is dependent on our actual level of growth and earnings, opportunities for growth and additional business opportunities which may develop, and economic conditions in general and the Tampa Bay area in particular. It should be noted, however, that there is no assurance of any particular level of proceeds to be received, although each of the officers and directors of the Company have indicated their intent to exercise their subscription rights in full.

CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 2002, and gives effect to the sale of all of the shares of Common Stock offered hereby. It should be noted that the offering is a best efforts offering, and no commitment has been received from an underwriter, and no assurance can be given, as to the number of shares to be sold or the amount of proceeds, if any which may be received from the offering.

		Assumes Maximum
	Actual	Proceeds

Shareholders’ Equity:
Common Stock, $. 01 Par Value, 10,000,000 shares authorized, 2,960,000 shares outstanding, 3,500,000 as adjusted	$29,600	$35,000
Additional Paid in Capital	15,490,402	19,485,002
Retained earnings	119,831	119,831
Accumulated other comprehensive income, net of taxes of $88,043	(140,640)	(140,640)

Total Shareholders’ Equity	$15,499,193	$19,499,193

DILUTION

     Dilution represents the difference between the amount per share paid by purchasers of Common Stock in this offering and the net tangible book value per share of Common Stock immediately after the offering. The tangible book value of the Company was $15.5 million at March 31, 2002, or $5.24 per share. After adjusting for the receipt of the net proceeds from the sale of all of the 540,000 shares of Common Stock in the offering, the pro forma book value would be $19.5 million, or $5.58 per share to investors, based on the difference between pro forma book value and the offering price.

Offering price per share	$7.50
Net tangible book value per share before the offering	5.24
Increase in net tangible book value per share attributable to the offering	.34
Pro forma net tangible book value per share after the offering	5.58

Dilution to investors in the offering, per share	$1.92

MARKETS AND DIVIDENDS ON COMMON STOCK

     There is no active market for the Common Stock of the Company, although occasional trades have taken place. It is not anticipated that an active market will develop subsequent to this offering.

     The Company has not paid any dividends to date to its shareholders and does not anticipate paying dividends in the foreseeable future. Future payment of dividends by the Company is necessarily dependent upon adequate earnings of the Bank. The ability of the Bank to pay dividends is, in turn, regulated by Federal and State statutes and regulations and is also affected by national and local economic conditions and other pertinent conditions. At December 31, 2001, there was no money available for the payment of dividends without prior regulatory approval.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME

     This statement should be read in conjunction with the consolidated financial statements and related notes of the Company appearing elsewhere herein.

			Three Months
	Ten Months	Year	Ended
	Ended	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Interest Income:
Loans receivable and fees on loans	$655,220	$2,864,394	$481,107	$1,041,865
Investment securities	1,884,808	6,057,058	999,445	2,313,963
Federal funds sold	334,837	167,888	39,966	37,322

Total interest income	2,874,865	9,089,340	1,520,518	3,393,150

Interest Expense:
Deposits	1,530,103	5,458,689	928,903	1,923,679
Other	445	314,959	17,421	40,659

Total interest expense	1,530,548	5,773,648	946,324	1,964,338

Net interest income	1,344,317	3,315,692	574,194	1,428,812
Less Provision for Loan Losses	140,000	272,416	30,000	40,000

Net interest income after provision for loan losses	1,204,317	3,043,276	544,194	1,388,812

Noninterest Income:
Service charges	11,341	79,851	12,732	31,159
Other	9,893	15,044	5,148	3,128

Total noninterest income	21,234	94,895	17,880	34,287

Noninterest Expenses:
Salaries and employee benefits	975,469	1,533,330	337,991	423,840
Occupancy expense	90,883	212,344	88,673	160,965
Other	577,324	1,021,996	174,673	277,075

Total noninterest expenses	1,643,676	2,767,670	601,337	861,880

Income (Loss) before income taxes	(418,125)	370,501	(39,263)	561,219
Income Tax Benefit (Expense)	160,978	0	0	(188,180)

Net Income (Loss)	$(257,147)	$370,501	$(39,263)	$373,039

Net Income (Loss) per share of Common Stock	$(0.10)	$0.13	$(0.01)	$0.13

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis is designed to provide a better understanding of the significant factors related to the Company’s results of operations, financial condition, liquidity and capital resources. Such discussion and analysis should be read in conjunction with the sections of this Prospectus entitled “Business of the Bank” and the consolidated financial statements, including the notes thereto.

General

     The Company’s principal asset is its ownership of the Bank. Accordingly, the Company’s results of operations are primarily dependent upon the results of operations of the Bank. The Bank conducts a general commercial banking business, which consists of attracting deposits from the general public and applying those funds to the origination of loans for commercial, consumer and residential purposes. The Bank’s profitability depends primarily on net interest income, which is the difference between interest income generated from interest-earning assets (i.e., loans and investments) less the interest expense incurred on interest-bearing liabilities (i.e., customer deposits and borrowed funds). Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities, and the interest rate paid on these balances. Net interest income is dependent upon the Bank’s interest rate spread, which is the difference between the average yield earned on its interest-earnings assets and the average rate paid on its interest-bearing liabilities. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income. The interest rate spread is impacted by interest rates, deposit flows, and loan demands. Additionally, to a lesser extent, the Bank’s profitability is affected by such factors as the level of non-interest income and expenses, the provision for loan losses, and the effective tax rate. Non-interest income consists of service charges and other income. Non-interest expenses consist of compensation and benefits, occupancy related expense, deposit insurance premiums paid to the FDIC, opening of branch offices, and other operating expenses.

Results Of Operations and Financial Condition

Comparison of three months ended March 31, 2002 to March 31, 2001.

     The Company experienced continued asset, investment, loan and deposit growth from 2001 to 2002. Total assets increased 174% to $257,276,593 at March 31, 2002 from $93,881,574 at March 31, 2001. This increase is primarily attributable to an increase in securities of $123,135,387 and an increase in loans of $28,341,818 during the year. Securities available for sale increased to $51,302,448 at March 31, 2002 from $0 at March 31, 2001, while securities held to maturity increased 111% or $71,832,939 to $136,457,974 at March 31, 2002 from $64,625,035 at March 31, 2001. These increases are attributable to the increase in deposit accounts during the year by 194% or $151,940,813 from $78,368,722 at March 31, 2001 to $230,309,535 at March 31, 2002.

     Total interest income increased 123% to $3,393,150 for the three months ended March 31, 2002, from $1,520,518 for the three months ended March 31, 2001. The increase was due primarily to a rise in interest earning assets resulting from a $151,940,813 growth in deposits from 2001 to 2002. The 194% increase in deposits from 2001 to 2002 is attributable to a general growth in the Bank’s service area. Loan interest income in 2002 increased 116% to $1,041,865 from $481,107 in 2001. Interest income from investment securities increased by 132% to $2,313,963 during 2002 from $999,445 in 2001. Interest income from federal funds sold decreased by 7% to $37,322 in 2002 from $39,966 in 2001. Interest expense increased by 108% to $1,964,338 during 2002 from $946,324 in 2001. Non-interest income, which consists of service charges and other income, increased by 92% to $34,287 during 2002 from $17,880 in 2001. Non-interest expense, which consists of salaries and employee benefits, occupancy expense and other expense increased by 43% to $861,880 during 2002 from $601,337 in 2001. Net earnings after income taxes increased to $373,039 or $0.13 per share in 2002 from a loss of ($39,263) or ($0.01) per share in 2001.

Comparison of year ended December 31, 2001 to the ten months ended December 31, 2000.

     The Company experienced continued asset, investment, loan and deposit growth during 2001. Total assets increased 202% to $198,226,021 at December 31, 2001 from $65,646,684 at December 31, 2000. This increase is primarily attributable to an increase in securities of $100,200,328 and an increase in loans of $30,042,951 during the year. Securities available for sale increased to $9,476,211 at December 31, 2001 from $0 at December 31, 2000, while securities held to maturity increased 229% or $90,724,112 to $130,285,681 at December 31, 2001 from $39,561,569 at December 31, 2000. These increases are attributable to the increase in deposit accounts during the year by 234% or $124,060,105 from $52,928,608 at December 31, 2000 to $176,988,713 at December 31, 2001.

     Total interest income increased 216% to $9,089,340 for the year ended December 31, 2001, from $2,874,865 for the ten months ended December 31, 2000. The increase was due primarily to a rise in interest earning assets resulting from a $124,060,105 growth in deposits from 2000 to 2001. The 234% increase in deposits from 2000 to 2001 is attributable to a general growth in the Bank’s service area. Loan interest income in 2001 increased 331% to $2,864,394 from $665,220 in 2000. Interest income from investment securities increased by 221% to $6,057,058 during 2001 from $1,884,808 in 2000. Interest income from federal funds sold decreased by 50% to $167,888 during 2001 from $334,837 in 2000. Interest expense increased by 277% to $5,773,648 during 2001 from $1,530,548 in 2000. Non-interest income, which consists of service charges and other income, increased by 347% to $94,895 during 2001 from $21,234 in 2000. Non-interest expense, which consists of salaries and employee benefits, occupancy expense and other expense increased by 68% to $2,767,670 during 2001 from $1,643,676 in 2000. Net earnings after income taxes increased to $370,501 or $0.13 per share in 2001 from a loss of ($257,147) or ($0.10) per share in 2000.

Net Interest Income

     Net interest income is the difference between interest and fees earned on interest earning assets, primarily loans and investment securities, and interest paid on deposits and borrowed funds. Funds received from deposits and borrowed monies are invested in earning assets. Accordingly, net interest income depends upon the volume of average earning assets and average interest bearing liabilities and the rates earned or paid on them.

     Net interest income totaled $3,315,692 for the year ended December 31, 2001, a 147% increase over the $1,344,317 reported for the ten months ended December 31, 2000. For the three months ended March 31, 2002, net interest income was $1,428,812 compared to $574,194 for the corresponding period of 2001.

     The following table indicates the Bank’s Average Net Interest Margin for the periods indicated:

			Three Months
	Ten Months	Year	Ended
	Ended	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Yield on earning assets	8.31%	7.21%	8.08%	5.64%
Cost to fund	4.52%	4.58%	5.03%	3.46%

Net interest margin	3.79%	2.63%	3.05%	2.18%

Provision for Loan Losses

     The provision for possible loan losses reflects management’s current assessment of risks inherent in the lending process, the level of past due loans and problem assets. In management’s opinion, the allowance for loan losses as of March 31, 2002, is adequate to absorb potential losses in the loan portfolio. The ratio of loan loss allowance to total loans was 0.8% as of December 31, 2000, 0.9% as of December 31, 2001 and 0.9% as of March 31, 2002. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to the Company’s non-performing or performing loans. Material additions to the Company’s allowance for loan losses would result in a decrease in the Company’s net income and capital.

Non-Interest Income and Expenses

	Non-Interest Income
			Three Months
	Ten Months	Year	Ended
	Ended	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Service charges on deposit accounts	$11,341	$79,851	$12,732	$31,159
Other income	9,893	15,044	5,148	3,128

Total non-interest income	$21,234	$94,895	$17,880	$34,287

	Non-Interest Expense
			Three Months
	Ten Months	Year	Ended
	Ended	Ended	March 31,
	December 31,	December 31,
	2000	2001	2001	2002

Salaries and employee benefits	$975,469	$1,533,330	$337,991	$423,840
Occupancy expense	90,833	212,344	88,673	160,965
Other expense	577,324	1,021,996	174,673	277,075

Total non-interest expense	$1,643,676	$2,767,670	$601,337	$861,880

     The Bank’s non-interest expense as a percent of total average assets was 5.3% in 2000, 2.1% in 2001 and 1.4% for the three months ended March 31, 2002. Due to strong asset growth relative to fixed expenses during fiscal 2001, the Bank was able to control other expenses for the three months ended March 31, 2002.

Asset/Liability Management

     Volatile interest rates have made managing interest rate sensitivity of the Bank’s asset and liability portfolios increasingly important. The principal objectives of asset/liability management are to achieve an optimum and stable net interest margin, after tax return on assets and return on equity capital, as well as to maintain adequate liquidity and capital. In order to accomplish these goals, management attempts to structure the Bank’s balance sheet by shortening maturities of loans and investment securities to match the corresponding maturities of deposits that are being repriced at market rates.

     The Bank has a comprehensive asset/liability management policy. Its main objective is to maintain adequate margins of rate sensitivity and protect capital through the maintenance of liquidity while achieving adequate profitability. The Bank’s asset/liability management committee meets quarterly and consists of the Bank’s President and Chief Executive Officer, Executive Vice President/Chief Financial Officer and Senior Loan Officer. Minutes are recorded at the meeting with a copy provided to each member of the Bank’s board of directors.

     The Bank’s asset/liability committee (“ALCO”) report is produced by an outside servicing agent on a quarterly basis. Management provides the servicing agent with all of the Bank’s financial data in order for the servicing agent to complete the report in a timely manner.

     Bank management and the board of directors review all of the information provided by the ALCO in assessing exposure of the Bank to interest rate risk. As a part of the Bank’s interest rate risk management policy, the ALCO Committee examines the extent to which its assets and liabilities are “interest rate-sensitive” and monitors the Bank’s interest rate-sensitivity “gap.” An asset or liability is considered to be interest rate-sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest rate-sensitive gap is the difference between interest-bearing assets and interest-bearing liabilities scheduled to mature or reprice within such time period. A gap is considered positive when the amount of interest rate-sensitive assets exceeds the amount of interest rate-sensitive liabilities. A gap is considered negative when the amount of interest rate-sensitive liabilities exceeds interest rate-sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income. If the repricing of the Bank’s assets and liabilities were equally flexible and moved concurrently, the impact of any increase or decrease in interest rates on net interest income would be minimal.

     The following table sets forth the interest rate-sensitive assets and liabilities of the Bank at December 31, 2001, which are expected to mature or are subject to repricing in each of the time periods indicated. Dollar amounts are presented in thousands.

	Term to Repricing

	90 Days	90-180	181 Days			More than
	or Less	Days	to 1 Year	1-3 Years	3-5 Years	5 Years	Total

Interest-earning assets:
Federal funds sold	$3,416	$—	$—	$—	$—	$—	$3,416
Investment securities	23,434	8,712	4,895	5,128	—	97,617	139,786
Loans	29,009	2,032	4,064	4,130	6,052	2,936	48,223

Total interest-earning assets	55,859	10,744	8,959	9,258	6,052	100,553	191,425
Interest-bearing liabilities:
Interest-bearing demand deposits	11,527	—	—	—	—	—	11,527
Savings deposits	4,732	—	—	—	—	—	4,732
Time deposits	29,551	31,568	59,731	18,788	3,515	10,156	153,309
Customer repurchase agreements	748	—	—	—		—	748
Securities sold under agreements to repurchase	4,969	—	—	—		—	4,969

Total interest bearing liabilities	51,527	31,568	59,731	18,788	3,515	10,156	175,285
Interest sensitivity gap per Period	4,332	(20,824)	(50,772)	(9,530)	2,537	90,397	16,140
Cumulative gap	4,332	(16,492)	(67,264)	(76,794)	(74,257)	16,140
Cumulative ratio of interest earning assets to interest- bearing liabilities	1.08	0.34	0.15	0.49	1.72	9.90
Cumulative gap to total assets	0.02	(0.08)	(0.34)	(0.39)	(0.37)	0.08

Rate Sensitive Assets/Rate Sensitive Liabilities (RSA/RSL)

     The Bank is asset sensitive in each of the measured ranges except the one year area. The Bank’s 90 day and 180 day forward cumulative RSA/RSL were 1.08% and 0.34% as of December 31, 2001. The balance sheet becomes well matched at the one year area with a 0.15% RSA/RSL. The Bank’s rate sensitivity remains positive overall, but this should not be a significant concern because the Bank’s performance in the simulation model of our asset/liability servicing agent indicates that the risk is not substantial. Also, as interest rates rose during 2001, being positively gapped was a plus.

Liquidity

     The role of liquidity management is to ensure that the Bank has a ready access to sufficient liquid funds to meet normal transaction requirements, to take advantage of market opportunities requiring flexibility and speed and to provide a cushion against unforeseeable liquidity needs. The need for a program of liquidity management has been heightened substantially by economic development in recent years. Interest rates have become more volatile, creating major new uncertainties and risks in the decision making process. The Bank continually monitors the maturity of its monetary assets and liabilities in an attempt to properly match source and use availability of funds to provide the best overall yield opportunities.

     The Bank’s liquidity ratios, as calculated using the regulatory formula (essentially liquid assets, except for loans, which can be converted to cash within one year divided by liabilities due within one year), are set forth below as of the dates indicated:

	December 31,
			March 31,
	2000	2001	2002

Liquidity ratio	85.0%	81.9%	87.1%
Net loan to deposit ratio	33.3%	27.0%	22.1%

Capital Resources and Adequacy

     The capital position of the Bank is reviewed regularly by management and regulatory authorities. Retained earnings help to generate equity capital and support a bank’s expanding capital base.

     The various components of the Bank’s regulatory capital and certain ratios are shown below on the dates indicated (dollars in thousands):

	December 31,
			March 31,
	2000	2001	2002

Equity capital	$12,496	$15,267	$15,640
Allowance for loan losses	140	410	450
Primary capital	12,636	15,677	16,090
Primary capital to total assets	19.25%	7.91%	6.25%
Equity capital to total assets	19.04%	7.70%	6.08%

     In accordance with risk-based capital guidelines by the FDIC Rules and Regulations, the Bank is expected to meet a minimum ratio of qualifying total capital to risk-weighted assets of 8%, of which at least four percentage points should be in the form of core capital (Tier I).

     A bank is considered well capitalized if it has a total risk-based capital ratio of 10% or greater; and has a Tier I risk-based capital ratio of 6% or greater; and has a leveraged ratio of 5% or greater and is not subject to any corrective agreement or order.

     The following table summarizes the risk-based and leverage ratios of the Bank as of March 31, 2002 (dollars in thousands):

Risk-Based Capital

Tier I Capital Common Shareholders’ equity less intangible assets	$15,640
Tier II Capital Allowance for Loan Loss	450

Total Capital	$16,090

Risk-adjusted assets	$96,290
Risk-based capital ratios:
Tier I Capital	16.24%
Total Capital	16.71%
Leverage Ratio	6.78%

     The above ratios reflect that the Bank meets the criteria of a well-capitalized financial institution as of March 31, 2002.

Effects of Inflation

     As is the case with most financial institutions, the Bank’s monetary assets exceed monetary liabilities. Thus, a loss in purchasing power occurs during periods of high inflation. Inflation impacts the interest rate structure. The effect of inflation on the Bank’s non-monetary assets (primarily premises and equipment) has not been material.

Net Unrealized Depreciation on Available-For-Sale (AFS) Securities

     Investment securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and are reported at cost, adjusted for amortization of premiums and accretion of discounts using methods approximating the interest method. Other investment securities are classified as available-for-sale and are reported at fair value. As of March 31, 2002, the Bank would have suffered a net loss after tax effect of $1,398,300 if it had sold and liquidated its entire investment portfolio. Each month the Bank reprices its investment portfolio and by book entry makes the current market price adjustment to net unrealized gains/losses.

BUSINESS OF THE BANK

Banking Services

     The Bank offers most of the usual banking services, including checking accounts, savings accounts, certificates of deposit, money market accounts, money orders, travelers’ checks, safe deposit boxes, night depository, installment loans, commercial loans, mortgage loans and mortgage collections. The Bank does not have trust powers.

     The Bank’s commercial loan department serves a variety of professionals and local businesses, including many small, family owned enterprises. The department offers a full range of business credit services including lines of credit, term loans, revolving loans, equipment financing and mortgages. On occasion, a borrower’s needs exceed the maximum regulatory lending limit of the Bank. In these instances, the department initiates a loan participation with another bank to meet the customer’s needs.

     The Bank’s consumer loan services include consumer credit common to most full-service commercial banks. These services include automobile loans, home improvement loans, home equity lines of credit and other personal loans.

Primary Market Area

     The Bank’s primary service area (“PSA”) lies within Hernando County, Pasco County and Hillsborough County, Florida. The counties are located approximately half-way down the west coast of Florida. According to the 1990 U. S. Census, the PSA counties experienced a population growth of approximately 17% during the 1990’s, resulting in a total PSA population of approximately 1,420,000 persons at December 31, 1999. Tampa, the county seat of Hillsborough County, is the fourth most populous city in Florida. Population growth in the Tampa Bay area, which includes Hillsborough, Pasco and Hernando Counties, is expected to continue into the foreseeable future. This population growth has resulted in the continued construction of residential housing and related commercial support facilities. While changing conditions involving the infrastructural requirements of various geographic locations around the country has limited economic growth and population expansion, the Bank’s PSA has continued to grow because of its ability to attract new residents to its favorable year round climate and its relatively stable economic environment.

Competition

     The Bank encounters strong competition both in making loans and attracting deposits. The deregulation of the banking industry and the widespread enactment of state laws which permit multi-bank holding companies as well as a degree of interstate banking has created a highly competitive environment for commercial banking in the Bank’s PSA. In one or more aspects of its business, the Bank competes with other commercial banks, savings and loan associations, credit unions, finance companies, mutual funds, insurance companies, brokerage and investment banking companies, and other financial intermediaries operating in and around the Tampa Bay area. Most of the competitors, some of which are affiliated with large bank holding companies, have substantially greater resources and lending limits, and may offer certain services, such as trust services, that the Bank does not currently provide. In addition, many of the Company’s non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and state chartered and federally insured banks. The Bank’s PSA is currently being served by approximately 40 commercial banks with approximately 343 offices. The Bank’s principal competitors are branches of major regional holding company banks, which, for the most part, are headquartered elsewhere in Florida, Alabama, Georgia and North Carolina.

     Management believes that the Bank is well positioned to compete successfully in its PSA, although no assurances can be given. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality and scope of the services rendered, the convenience of banking facilities, and, in the case of loans to commercial borrowers, relative lending limits.

Employees

     As of March 31, 2002, the Bank had 36 employees. Management believes that its employee relations have been and continue to be good. No employees are represented by any union or similar group and the Bank has never experienced any strike or labor dispute.

Property

     The Bank’s main office is located 1300 Pinehurst Dr., Spring Hill, FL 34606. The Bank also either owns or leases the following branch facilities:

Address	Size	Owned/Leased
1300 Pinehurst Dr. Spring Hill, FL 34606	4000 sq. ft	Owned

4842 State Road 674 Sun City Center, FL 33573	2400 sq. ft	Leased

13246 N. Dale Mabry Tampa, FL 33624	2170 sq. ft	Leased

14363 Spring Hill Dr. Spring Hill, FL 34609	1050 sq. ft	Leased

8623 Regency Park Blvd. Port Richey, FL 34668	4875 sq. ft	Leased

8805 Mitchell Blvd. New Port Richey, FL 34655	1900 sq. ft	Leased

     The annual rental on the above-leased facilities is $245,800.

Common Stock

     The Bank has 740,000 shares of Common Stock, par value $10.25 per share, outstanding, all of which are owned by the Company.

STATISTICAL INFORMATION ABOUT THE BANK

     The following tables and schedules contain statistical information concerning the financial condition and operations of the Bank for the period or periods or as of the date or dates indicated in each table or schedule.

Average Daily Balance Sheets

     The following table shows the Company’s balances of assets, liabilities and capital computed on an average daily basis.

Average Daily Balance Sheet
(in thousands)

	Ten Months	Year	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	March 31,
	2000	2001	2002

Assets:
Cash and due from banks	$672	$1,941	$2,691
Federal funds sold	5,175	4,406	6,507
Taxable securities	23,677	90,016	183,421
Loans (Net)	6,447	31,762	50,714
Premises and equipment (Net)	1,079	2,121	2,498
Other	407	1,680	3,518

Total Assets	$37,457	$131,926	$249,349
Liabilities and equity:
Non-interest-bearing demand deposits	$1,840	$3,952	$6,368
Interest-bearing demand deposits	1,323	6,760	5,171
Savings deposits	622	2,684	12,859
Other time deposits	22,733	94,862	198,983

Total deposits	26,518	108,258	223,381
Other borrowed funds	10	9,116	10,220
Other liabilities	57	273	418
Stockholders’ equity	10,872	14,279	15,330

Total Liabilities and Stockholders’ Equity	$37,457	$131,926	$249,349

Income and Average Yield on Interest Earning Assets and Interest Expense and Average Rate on Interest Bearing Liabilities

     The following table shows the interest income and average yield on interest earning assets and the interest expense and average rate on interest bearing liabilities for the years indicated. The calculations of average yields or rates are based upon the average daily balances.

Interest Income and Expenses
(dollars in thousands)

	Ten Months Ended		Year Ended		Three Months
	December 31,		December 31,		Ended March 31,
	2000		2001		2002

		Average		Average		Average
	Interest	Rate	Interest	Rate	Interest	Rate

Assets:
Taxable securities	$1,885	7.96%	$6,057	6.73%	$2,314	5.05%
Loans, net	655	10.16%	2,864	9.02%	1,042	8.22%
Federal funds sold	335	6.47%	168	3.81%	37	2.27%

Total interest — earning assets	2,875	8.14%	9,089	7.20%	3,393	5.64%
Liabilities:
Interest-bearing demand deposits	43	3.25%	159	2.35%	59	1.84%
Savings deposits	27	4.34%	90	3.35%	33	2.55%
Time deposits	1,460	6.42%	5,210	5.49%	1,831	3.68%
Other borrowed funds	1	0.98%	315	3.46%	41	1.60%

Total interest — bearing liabilities	$1,531	6.18%	$5,774	5.09%	$1,964	3.46%

     Interest income and expense are affected by changes in interest rates, by changes in the volumes of earning assets and interest-bearing liabilities, and by changes in the mix of these assets and liabilities. The following analysis shows the year-to-year changes in the components of net interest income:

Rate/Volume Variance Analysis
(dollars in thousands)

	2001 Compared to 2000
	Increase (Decrease) Due to

	Volume (1)	Rate	Change

Interest earned on:
Taxable securities	$4,416	$(244)	$4,172
Loans, net(1)	2,274	(65)	2,209
Federal funds sold	(44)	(123)	(167)

Total interest income	6,646	(432)	6,214

Interest paid on:
Interest-bearing demand deposits	125	(9)	116
Savings deposits	68	(5)	63
Time deposits	3,929	(179)	3,750
Other borrowed funds	305	9	314

Total interest expense	4,427	(184)	4,243

Change in net interest income	$2,219	$(248)	$1,971

(1)	Non-accruing loans are excluded from the average volumes used in calculating the table.

Composition of Investment Securities

     The tables below set forth the investment securities at the dates indicated (dollars in thousands):

Book Value of Investment Securities

	December 31,
			March 31
	2000	2001	2002

U.S. government agencies	$39,561	$139,786	$187,985

     The following table indicates the contractual maturities of the Bank’s U.S. government agency securities as of March 31, 2002, and the weighted average yields of such securities. Expected maturities may differ from contractual maturities because borrower may have the right to call or repay obligations without call or prepayment penalties. At March 31, 2002, 94% of the Bank’s securities had call options within five years.

Maturity	Par	Book	Market	Book Yield

Over 1 year through 5 years	$18,510	$18,511	$18,406	4.93%
Over 5 years through 10 years	133,578	133,764	132,390	5.30%
Over 10 years	35,575	35,710	34,897	6.30%

Total	$187,663	$187,985	$185,693	5.38%

Lending Activities

     Leading activities are conducted pursuant to a written policy, which has been adopted by the Bank. Each loan officer has defined lending authority beyond which loans, depending upon their size, must be reviewed by either senior management or a loan committee comprised of certain directors of the Bank and certain senior loan officers. Loan requests for amounts in excess of $750,000 also must be approved by the Board of Directors of the Bank.

     The table below sets forth the gross amount and percent of loans outstanding at the indicated dates according to the type of loan and total loans netting Deferred Loan Fees and Allowance for Loan Loss (dollars in thousands):

	December 31,

	2000		2001		March 31, 2002

	Amount	Percent	Amount	Percent	Amount	Percent

Real estate	$11,535	64.65	$35,083	72.76	$31,761	61.73
Construction	5,002	28.03	9,923	20.58	15,470	30.07
Installment	576	3.23	1,053	2.18	1,121	2.18
Commercial	668	3.74	2,142	4.44	3,087	6.00
Other	62	.35	22	.04	10	.02

Gross loans	17,843	100.00	48,223	100.00	51,449	100.00
Net deferred loan fees	(22)		(89)		(135)
Allowance for loan loss	(140)		(410)		(450)

Net loans	$17,681		$47,724		$50,864

     As of March 31, 2002, 40.7% of gross loans were fixed rate loans and 59.3% were variable rate loans. For the three months ended March 31, 2002, the average interest yield on the loan portfolio was 8.22%.

Loan Maturities and Sensitivity to Changes in Interest Rates

     The amount of gross loans outstanding as of March 31, 2002, which, based on remaining scheduled repayments of principal that are due in (1) year or less, (2) more than one year, but less than five years, and (3) more than five years and the mix of fixed rate and variable rate loans, are shown in the following tables:

Aggregate Maturities of Loan Balances Which are Due
As of March 31, 2002
(in thousands)

	In One Year	After One Year But	After Five
	Or Less	Within Five Years	Years

Real Estate:
Residential	$1,789	$2,219	$867
Commercial(1)	259	24,337	2,290
Construction	9,139	5,824	507
All Other Loans	1,268	2,669	281

Total	$12,455	$35,049	$3,945
Fixed Rate	$7,198	$10,717	$3,004
Variable Rate (2)	5,257	24,332	941

Total	$12,455	$35,049	$3,945

(1)	Commercial consists of commercial real estate mortgage loans.

(2)	These loans are generally tied to the prime rate or an index. The range of interest rate charges is governed by State usury ceilings.

     The Bank is primarily in the real estate market of its primary service area. In keeping with the Bank’s objective, the Loan Department provides construction and permanent financing to qualified applicants without discrimination and under the guidelines set forth in the Bank’s Loan Policy.

     The real estate loan portfolio consists of single-family intermediate residential loans, commercial real estate loans and construction loans. The Bank’s policy is to concentrate on short-term loans with one to five year maturities. The relatively short maturities affords the Bank a degree of protection against interest rate fluctuation and allows the Bank to review the quality of the loans more frequently. This will allow a rate adjustment, which will be commensurate with the quality of the loan. The ratio and loan mix of the real estate portfolio will vary from time to time based on the investment criteria determined by management and the needs of the community.

     The following is a loan delinquency table as reported in the Bank’s Call Report to the regulatory authorities as of December 31, 2000, December 31, 2001 and March 31, 2002, of past due loans 30 to 89 days delinquent and still accruing interest. There were no loans past due for 90 days or more that were still accruing interest.

	December 31,
			March 31,
	2000	2001	2002

Real estate loans	$5,000	$225,000	$650,000
Commercial loans	0	125,000	0

     Past due real estate loans at March 31, 2002 consisted of one loan, which as of May 31, 2002 is current.

Risk Elements

     There were no outstanding loans accounted for on a non-accrual basis and accruing loans which were contractually past due 90 days or more as to interest or principal payments at December 31, 2000, December 31, 2001 or March 31, 2002.

     The allowance for loan losses, established by the Bank to absorb unidentified loan losses in the loan portfolio, was 0.8% of total loans outstanding at December 31, 2000, 0.9% at December 31, 2001 and 0.9% at March 31, 2002. It is management’s desire to maintain a level adequate to provide protection against possible losses from problem loans, including the Bank’s own loan portfolio review, review by regulatory authorities, the actual loan loss experience of the Bank, the extent of existing risks in the loan portfolio and level of the loan loss allowance, and the Bank’s review of prevailing economic conditions.

     The Bank’s Reserve for Loan Loss Committee (the “Committee”) meets on a monthly basis to review the Bank’s loan loss reserve. The Committee consists of the Bank’s President and Chief Executive Officer, Executive Vice President/Chief Financial Officer and the Bank’s Senior Loan Officer.

     The Committee reviews the Bank’s “watch list” of problem credits, past due loans, non-accrual loans and evaluates the Bank’s reserve position. The Bank’s methodology for this reserve is to allow 5% of a loan’s balance to the reserve for loans categorized as Other Loans Especially Mentioned (“OLEM”), 10% for secured loans classified Substandard, 15% for unsecured loans classified Substandard, 50% for loans classified Doubtful, 100% for loans classified Loss and 0.8% of the balance for the remaining portfolio. Recommendations are made to the Board of Directors for loans that are deemed uncollectable and need to be charged-off.

     The Bank’s allowance for loan loss is a general loan loss reserve and does not presently allocate loan loss provisions to the various types of loans.

     There is a certain degree of risk inherent in any loan. To limit these risks, the Bank operates under a comprehensive loan policy that is approved by the Board of Directors of the Bank. Board members recognize that the loan portfolio is the Bank’s greatest earning asset and that every effort must be made to protect the depositors’ money, earn adequate returns for its shareholders and provide lending services on a broad and constructive basis in the community.

Loan Loss Experience and Provision for Loan Losses
(dollars in thousands)

	Ten Months	Year	Three Months
	Ended	Ended	Ended
	December 31,	December 31,	March 31,
	2000	2001	2002

Daily average amount of net loans outstanding	$6,447	$31,762	$50,714
Balance of allowance for loan losses at beginning of period	0	140	410
Loans charged off:
Commercial, financial and agricultural	0	2	0
Real estate — construction	0	0	0
Real estate — mortgage	0	0	0
Installment loans to individuals	0	0	0
Recoveries of loans previously charged off	0	0	0

Net loans charged off	0	2	0

Additions to allowance charged to operations (1)	140	272	40

Balance at end of period	140	410	450

Ratio of net charge offs to the daily average amount of loans outstanding	N/A	0%	N/A

(1)	Additions to the allowance were based primarily on current economic conditions and the condition of the loan portfolio.

     As of December 31, 2000, December 31, 2001 and March 31, 2002, the Bank had no non-accrual loans and there were no loans, which had been renegotiated to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. Generally, once loans are placed on a non-accrual status, no interest income is recognized until all of the principal has been liquidated unless there are extenuating circumstances, such as adequate protection payments being made in a bankruptcy case. Accrual of interest is discontinued on a loan when management believes, after considering economic and business conditions and collection efforts, that the borrower’s financial condition is such that collection of interest is doubtful.

     It is the Bank’s policy to charge-off all loans on which there has not been a scheduled interest payment within the past 180 days and which are deemed uncollectable. A loan is charged-off as the result of a determination made by the Bank’s senior management and approved by the Board of Directors or is recommended for charge-off by bank regulatory agencies who believe that the collection or liquidation of the account is seriously impaired. All loans, regardless of whether they are real estate, commercial, or installment, are placed on a non-accrual basis where collection of the principal balances of such loans is in jeopardy. For the year ended December 31, 2001, the Bank charged-off $2,000 as compared with $0 for the ten months ended December 31, 2000 and $0 for the three months ended March 31, 2002.

Deposits

     The following table presents the average daily amount of deposits (dollars in thousands):

	Ten Months		Year		Three Months
	Ended		Ended		Ended
	December 31,		December 31,		March 31,
	2000		2001		2002

	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate

Noninterest-bearing demand deposits	$1,840	0.00%	$3,952	0.00%	$6,368	0.00%
Interest-bearing demand deposits	1,323	3.25%	6,760	2.35%	5,171	1.84%
Savings deposits	622	4.34%	2,684	3.35%	12,859	2.55%
Time deposits	22,733	6.42%	94,862	5.49%	198,983	3.68%

Total Deposits	$26,518	5.77%	$108,258	5.04%	$223,381	3.44%

     Time Deposits and certificates of deposit of $100,000 or more outstanding at March 31, 2002, will mature as follows (in thousands):

Under 3 Months	$12,445
3 to 12 Months	29,673
Over 12 Months	11,617

Total	$53,735

     At March 31, 2002, certificates of deposit represented approximately 89.1% of total deposits. Time deposits over $100,000 represented 24.1% of average total deposits at March 31, 2002. As a percentage, demand deposits decreased from 3.7% of average total deposits at December 31, 2001 to 2.9% at March 31, 2002. Interest-bearing demand deposits decreased from 6.2% of average total deposits at December 31, 2001 to 2.3% at March 31, 2002. Savings deposits increased from 2.5% of average total deposits at December 31, 2001 to 5.8% at March 31, 2002, and Time Deposits (certificates of deposit) increased from 87.6% of average total deposits at December 31, 2001 to 89.1% at March 31, 2002. The Bank does not knowingly accept brokered deposits of any nature.

Return on Equity

     The ratio of net income to average stockholders’ equity and daily average total assets and certain other ratios are presented below for the Bank:

	December 31,
			March 31,
	2000	2001	2002

Percentage of net income to:
Average total assets	(0.72)%	0.29%	0.60%
Average stockholders’ equity	(2.05)%	2.58%	9.73%
Percentage of average shareholders’ equity to daily average total assets	29.03%	10.82%	6.15%

SUPERVISION AND REGULATION

     The Company and the Bank operate in a highly regulated environment, and their business activities are governed by statute, regulation and administrative policies. The business activities of the Company and the Bank are closely supervised by a number of regulatory agencies, including the Federal Reserve Board, the Florida Department of Banking and Finance (the “Florida Department”) and the FDIC. To the extent that the information given below consists of summaries of statutory provisions, it is qualified in its entirety by reference to the statutory provisions themselves. Rules, laws and regulations governing bank holding companies are constantly being revised and re-interpreted. Such action can have either a favorable or unfavorable affect on the Company’s earnings.

General

     As a bank holding company, the Company is required to file with the Board of Governors of the Federal Reserve System (the “Board”) an annual report and such additional information as the Board may require pursuant to the Bank Holding Act of 1956, as amended (the “Act”). The Board also makes examinations of the Company and its subsidiary.

     The principal supervisory authorities of the Bank are the State of Florida Department of Banking and Finance and The Federal Deposit Insurance Corporation (“FDIC”), which regularly examine such areas as reserves, loans, investments, management practices and other aspects of the Bank’s operations. These examinations are designed for the protection of the Bank’s depositors and not for its stockholders. In addition to these regular examinations, the Bank must furnish to these agencies quarterly reports containing a full and accurate statement of its affairs. The Bank is a member of the FDIC, and its deposits are insured as provided by law.

     Federal and State banking laws and regulations govern, among other things, the scope of a bank’s business, the investments a bank may make, the reserves against deposits a bank must maintain, loans a bank makes and collateral it takes, the activities of a bank with respect to mergers and consolidations, and the establishment of branches. The Department of Banking and Finance and the FDIC have the authority to issue cease-and-desist orders to prevent a bank from engaging in an unsafe or an unsound practice or violating the law in conducting its business. The payment of dividends, depending upon the financial condition of a bank, could be deemed such a practice.

     The earnings of the Bank are affected to some extent by the policies of regulatory authorities including the Federal Reserve System, which regulate the national supply of bank credit in order to mitigate recessionary and inflationary pressures. Among the instruments of monetary policy used to implement these objectives are open market transactions in United States Government securities, changes in the discount rate on member bank borrowing, changes in reserve requirements against member bank deposits, and limitations on interest rates which member banks may pay on time and savings deposits. The effect, if any, of such policies on the future business and earnings of the Bank cannot be predicted.

Company Activities

     The Company has elected not to become a financial holding company under the Gramm-Leach-Bliley Act, and as a result, will generally be prohibited from acquiring control of any company which is not a bank and from engaging in any business other than the business of banking or managing and controlling banks. However, the Company may still engage in certain activities which have been identified by the Federal Reserve Board to be so closely related to banking as to be a proper incident thereto and thus permissible for bank holding companies.

     The list of permissible nonbanking activities includes the following activities: extending credit and servicing loans; acting as investment or financial advisor to any person, with certain limitations; leasing personal and real property or acting as a broker with respect thereto; providing management and employee benefits consulting advice and career counseling services to nonaffiliated banks and nonbank depository institutions; operating certain nonbank depository institutions; performing certain trust company functions; providing certain agency transactional services, including securities brokerage services, riskless principal transactions, provide placement services, and acting as a futures commission merchant; providing data processing and data transmission services; acting as an insurance agent or underwriter with respect to limited types of insurance; performing real estate appraisals arranging commercial real estate equity financing; providing check-guaranty; collection agency and credit bureau services; engaging in asset management; servicing and collection activities; providing real estate settlement services; acquiring certain debt which is in default; underwriting and dealing in obligations of the United States, the states and their political subdivisions; engaging as a principal in foreign exchange trading and dealing in precious metals; providing other support services such as courier services and the printing and selling of checks; and investing in programs designed to promote community welfare.

     The Act requires prior approval of the Board of Governors of the Federal Reserve before a bank holding company can (1) acquire, directly or indirectly, ownership or control of more than 5% of the voting stock of a bank; (2) acquire substantially all of the assets of a bank; or (3) merge or consolidate with another bank holding company. If the effect of a proposed acquisition, merger or consolidation may be to substantially lessen competition or tend to create a monopoly, the Board cannot approve the acquisition unless it finds that the anti-competitive effects of the acquisition, merger or consolidation are clearly outweighed by the convenience and needs of the community to be served. Furthermore, any acquisition by a bank holding company of more than 5% of the voting shares, or of all or substantially all of the assets of a bank located in another State may not be approved by the Board unless the laws of the second State specifically authorize such an acquisition.

     A bank holding company is also prohibited, with limited exceptions, from acquiring direct or indirect ownership or control of more than 5 % of the voting shares of any company which is not a bank and from engaging, directly or indirectly, in activities unrelated to banking or managing or controlling banks. An exception to this prohibition permits ownership of the shares of a company, the activities of which the Board, after due notice and opportunity for hearing, has determined to be so closely related to banking or managing or controlling banks as to be a proper incident thereto.

     The Company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. For example, with certain exceptions the Bank may not condition an extension of credit on a customer’s obtaining other services provided by it, the Company or any other subsidiary, or on a promise by its customer not to obtain other services from a competitor.

Regulation of Payment of Dividend

     The Company is a legal entity separate and distinct from the Bank. The principal source of cash flow for the Company is dividends from the Bank. There are various statutory and regulatory limitations on the payment of dividends by the Bank, as well as dividends paid by the Company to its shareholders.

     The payment of dividends by the Company and the Bank may be affected or limited by regulatory requirements and policies, such as the maintenance of adequate capital. If, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which could include the payment of dividends depending on the institution’s financial condition), such authority may require, after notice and hearing, that the bank cease and desist from such practice. The FDIC and the Federal Reserve Board have issued policy statements that provide, generally, that insured banks and bank holding companies should only pay dividends out of current operating earnings. The Federal Reserve has issued a policy statement to the same effect for bank holding companies. In addition, all insured depository institutions are subject to the capital-based limitations required by the Federal Deposit Insurance Corporation Improvement Act of 1991.

     Under Florida law, the Bank may pay quarterly, semiannual or annual dividends out of its net profits for such period and its retained net profits so long as (1) it complies with certain Florida law restrictions with respect to the Bank’s surplus fund, (2) the net income for the such dividend period when combined with retained earnings for the preceding 2 years is not a loss and (3) payment of the dividend will not result in the capital accounts of the Bank to fall below minimum amounts required under law, regulation, order or any written agreement with the Florida Department or a federal regulatory agency.

Capital Adequacy Requirements

     Both the Company and the Bank are subject to regulatory capital requirements imposed by the Federal Reserve Board and the FDIC. The Federal Reserve Board and the FDIC have issued risk-based capital guidelines for bank holding companies and banks, which make regulatory capital requirements more sensitive to differences in risk profiles of various banking organizations. The capital adequacy guidelines issued by the Federal Reserve Board are applied to bank holding companies, on a consolidated basis with the banks owned by the holding company, as well as the state member banks. Both agencies’ requirements (which are substantially similar) provide that banking organizations must have capital equivalent to at least 8% of risk-weighted assets. The risk weights assigned to assets are based primarily on credit risks. Depending upon the risk level of a particular asset, it is assigned to a risk category. For example, securities with an unconditional guarantee by the United States government are assigned to the lowest risk category, while a risk weight of 50% is assigned to loans secured by owner-occupied one to four family residential mortgages provided that certain conditions are met. The aggregate amount of assets assigned to each risk category is multiplied by the risk weight assigned to that category to determine the weighted values, which are added together to determine total risk-weighted assets.

     The Federal Reserve Board and the FDIC have also implemented minimum capital leverage ratios to be used in tandem with the risk-based guidelines in assessing the overall capital adequacy of banks and bank holding companies. Under these rules, banking institutions must maintain a ratio of at least 3% “Tier I” capital to total weighted risk assets (net of goodwill, certain intangible assets, and certain deferred tax assets). Tier I capital includes common shareholders equity, noncumulative perpetual preferred stock and related surplus, and minority interests in the equity accounts of consolidated subsidiaries.

Restrictions on the Making of Loans

     Both the Federal Deposit Insurance Corporation and the Federal Reserve Act limit banks with respect to the amount of loans or extensions of credit to, and investments in an affiliate and the amount of advances to third parties collateralized by the securities or obligations of an affiliate. There are also additional restrictions on loans to executive officers and persons owning or controlling more than 10% of the voting shares of a member bank’s stock and to officers, directors or controlling persons of a bank holding company controlling such member bank.

MANAGEMENT

     The directors and executive officers of the Company and the Bank, their ages and positions and the number of shares of Common Stock of the Company beneficially owned by them are indicated below. Except as otherwise indicated, the person named has sole voting power.

				Number and Percent
				of Shares
		Position		Beneficially Owned

Name	Age	Company	Bank	Number	Percent

Gerald K. Archibald (1)(3)(4)(5)	62	President, Chief Executive Officer and Chairman	President, Chief Executive Officer and Chairman	238,426	8.0

William R. Bender, Jr. (1)(2)(4)	55	Secretary/Treasurer	Executive Vice President, Chief Financial Officer, Secretary and Director	9,708	0.3

Frank T. Burke			Executive Vice President and Senior Loan Officer	1,000	*

Gary L. Blackwell (1)(4)	58	Director	Director	231,639	7.8

Bryan Gates(2)(5)	58		Director	6,924	0.2

Ronald S. Hockman	50	Director		104,867	3.5

D. Dewey Mitchell (2)(5)	45	Director	Director	115,624	3.9

Dennis A. Taylor(2)	52		Director	26,000	0.9

*	Less than 0.01%.

(1)	Member of Executive Committee of Bank.

(2)	Member of Audit Committee of Bank. The Audit Committee assists the Board in such areas as accounting and financial reporting practices, internal controls and compliance with financial policies of the Bank.

(3)	The Bank has a loan committee, which consists of Chairman and any 3 Directors.

(4)	Member of Investment Committee of Bank.

(5)	Member of Compensation Committee of Bank.

     The Bank has a staggered board and its directors are elected for three-year term. Directors of the Company are elected for one year terms.

     Officers and directors of the Bank and the Company as of May 1, 2002, owned a total of 733,188 shares of Common Stock of the Company (24.8% of the outstanding shares). Assuming all shareholders of the Company exercise their Subscription rights to purchase shares of Common Stock of the Company, and the public purchases the additional shares, the officers and directors of the Bank and the Company will own directly a total of 855,386 shares of the Company, or 24.4% of the outstanding shares. The officers and directors have indicated their intent to exercise their subscription right. In addition, any shares not subscribed for or purchased by the general public may be acquired by the officers and directors of the Bank.

     Gerald K. Archibald. Mr. Archibald may be deemed the founder of the Bank and has been its President and Chief Executive Officer since inception. Mr. Archibald began his career in banking in 1961 as a bank examiner with the State of Florida. In 1967, he went to work for Peoples Bank, Tampa, Florida serving as Executive Vice President/ Cashier. From 1985 to 1998, Mr. Archibald has served as President, Chief Executive Officer, and Chairman of Village Bank of Florida when it was sold to Regions Bank. Mr. Archibald resides in Tampa, Florida.

     William R. Bender, Jr. Mr. Bender has been Executive Vice President and Chief Financial Officer of the Bank since its inception. Prior thereto, he was Senior Executive Vice President and Chief Financial Officer of Village Bank of Florida from 1985 to 1998 when it was sold to Regents Bank. He is a graduate of the University of South Florida and prior to joining Village Bank worked as a bank examiner with the State of Florida from 1974 to 1985. Mr. Bender resides in Tampa, Florida.

     Frank T. Burke. Mr. Burke joined First Kensington Bank in March 2001. Prior thereto, he spent 17 years with Republic Bank, St. Petersburg, Florida where he rose to Senior Vice President and Lending Officer. Before that, he spent 13 years with Flagship Bank, Pinellas County, Florida where he rose to Executive Vice President. He is a graduate of the University of Florida, Gainesville, Florida and of the School of Banking of the South, Louisiana State University, Baton Rouge, Louisiana. Mr. Burke resides in St. Petersburg, Florida.

     Gary L. Blackwell. Mr. Blackwell has been a real estate developer, builder and investor for over 35 years in the Tampa Bay area. He holds a real estate license, general contractor, electrical contractor and plumbing contractor licenses. He has served as a director on the boards of Ellis First National Bank, New Port Richey, Florida; Bank of Pasco County, New Port Richey, Florida; First National Bank of the South, Wesley Chapel, Florida; and Village Bank of Florida, Tampa, Florida. Mr. Blackwell resides in New Port Richey, Florida.

     Bryan Gates. Mr. Gates is a tax advisor and Chief Executive Officer of Tax Analysis Advisory Services, Inc. in Clearwater, Florida. He is an enrolled agent with the Internal Revenue Service after serving ten years as a Revenue Officer and has written and lectured extensively on tax issues. In addition, he has both authored and edited several authoritative tax guides. He is a graduate of Florida State University, Tallahassee, Florida. Mr. Gates also holds a real estate broker’s license. He resides in Clearwater, Florida.

     D. Dewey Mitchell. Mr. Mitchell is a realtor and President of Prudential Tropical Realty in New Port Richey, Florida since 1984. He is a graduate of the University of Alabama in Tuscaloosa, Alabama and holds his Certified Commercial Investment Member certification from the National Association of Realtors. He served as a director of Village Bank of Florida from 1990 to 1992 and a director of Barnett Bank of Pasco from 1992 to 1998. Mr. Mitchell resides in New Port Richey, Florida.

     Dennis A. Taylor. Mr. Taylor is currently the Chief Executive Officer of Superior Residence, Inc., a developer and operator of assisted living facilities. From 1995 to December 1998, he was Chief Executive Officer of North Bay Hospital in New Port Richey, Florida and from 1986 to 1995 he was Chief Executive Officer of HCA Oak Hill Hospital in Springhill, Florida. From 1987 to 1998, he was a director of Barnett Bank of the Suncoast, N.A., Brooksville, Florida. Mr. Taylor resides in Springhill, Florida.

     Ronald S. Hockman. Mr. Hockman has been involved in the field of insurance since completing his military career as a member of the U. S. Navy in 1972. In 1977, he joined the Harmon Insurance Agency, Inc. and in 1981 he purchased the company. The company is now known as Hockman Lackey Insurance, Inc. and specializes in commercial and industrial insurance. Mr. Hockman resides in Tampa, Florida.

Executive Compensation

     The Company pays no compensation to its executive officers. All compensation is paid by the Bank. The following table provides information with respect to aggregate direct remuneration paid by the Bank with respect to the Bank’s president and Chief Executive Officer, the only officer whose aggregate remuneration from the Bank exceeded $100,000 during 2001. Remuneration information is also provided with respect to the Bank’s executive officers as a group.

	Annual Compensation

Name and Principal Position	Year	Salary		Bonus

Gerald K. Archibald, President (1)	2001	$111,600	(2)	$25,000
All Officers as a group, (3 Persons)	2001	230,600	(3)	$35,000

(1)	The Bank has a $500,000 keyman life insurance policy on Mr. Archibald, payable to the Bank.

(2)	Includes directors’ fees of $3,600. Directors of the Bank receive a fee of $250 per board meeting and $100 per committee meeting attended.

(3)	Includes directors’ fees aggregating $7,200.

Indemnification

     As permitted by the Florida Business Corporation Act, the Company’s By-laws provide for the indemnification of its officers and directors to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was an officer or director of the Company, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually or reasonably incurred by such person or in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

Transactions with Related Parties

     The Company’s directors and their affiliates, including corporations and firms of which they are officers or in which they and/or their families have an ownership interest, are customers of the Bank. These persons, corporations and firms have had transactions in the ordinary course of business with the Bank, including borrowing of material amounts, all of which, in the opinion of management, were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not involve more than normal risk of collectability or present other unfavorable features. The aggregate amount of loans outstanding by the subsidiary Bank to directors, officers and related parties of the Company and Bank as of December 31, 2001, was $1,880,100. See note 12 of the Notes to Financial Statements.

     All such transactions conform to the restrictions and limitations imposed by the Financial Institutions Regulatory and Interest Rate Control Act of 1978. For a discussion of the restrictions and limitations imposed by that act, see “Supervision and Regulation.”

DESCRIPTION OF COMMON STOCK

     The Company has 10,000,000 shares of authorized, $.01 par value, Common Stock. If all of the shares being offered are sold, there will be 3,500,000 shares of the Company’s Common Stock outstanding. Owners of the Company stock are entitled to receive only such dividends as may be declared by the Board of Directors out of funds legally available for that purpose. Shareholders are entitled to one vote for each share for the election of directors and on all other matters submitted to the vote of shareholders. In the event of liquidation, owners of the Company stock would be entitled to share ratably in all assets, if any, after the costs and expenses of proceedings, if any, and after all debts, obligations and liabilities of the corporation have been paid and discharged. The Common Stock of the Company does not have cumulative voting, conversion, or redemption rights or preemptive rights to acquire additional shares.

     At December 31, 2001, the Company had approximately 260 shareholders.

     Banking regulations limit the amount of dividends that may be paid without prior approval of the Bank’s regulatory agency. At December 31, 2001, no funds were available for payment of dividends without prior regulatory approval.

     The Transfer Agent for the Common Stock of the Company is the Bank.

LEGAL OPINION

     Legal matters in connection with this offering and the issuance of the shares of Common Stock of the Company will be passed upon by Schifino & Fleischer, P.A., Tampa, Florida.

EXPERTS

     The consolidated financial statements of Kensington Bankshares, Inc. and Subsidiary, as of December 31, 2001 and December 31, 2000, included herein and elsewhere in this Prospectus and Registration Statement, have been included herein and in the Prospectus and Registration Statement in reliance upon the report of Saltmarsh, Cleaveland & Gund, certified public accountants, and upon the authority of such firm, as an expert in accounting and auditing.

ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission, Washington, D.C., a Registration Statement under the Securities Act of 1933, as amended, with respect to the Common Stock offered hereby. For further information with respect to the Company, the Bank and the securities offered by this Prospectus, reference is made to the Registration Statement and financial statements and exhibits filed as part thereof. Statements contained in the Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or the document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors
Kensington Bankshares, Inc.
     and Subsidiary
Spring Hill, Florida

We have audited the accompanying consolidated statements of financial condition of Kensington Bankshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kensington Bankshares, Inc. and Subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Saltmarsh, Cleaveland & Gund

February 15, 2002
Pensacola, Florida

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS
Cash and due from banks	$2,419,010	$2,972,213
Federal funds sold	3,416,451	2,561,000

Cash and cash equivalents	5,835,461	5,533,213
Securities held to maturity	130,285,686	39,561,569
Securities available for sale	9,476,211	-0-
Loans receivable, net of allowance for loan losses of $410,000 in 2001 and $140,000 in 2000	47,723,664	17,680,713
Accrued interest receivable	2,166,929	812,946
Premises and equipment	2,515,147	1,840,928
Deferred income taxes	170,178	160,978
Other assets	52,745	56,337

Total Assets	$198,226,021	$65,646,684

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$7,421,218	$4,095,595
Interest-bearing demand deposits	11,526,600	3,632,437
Savings deposits	4,732,189	1,574,122
Other time deposits	153,308,706	43,626,454

Total deposits	176,988,713	52,928,608
Securities sold under agreements to repurchase	4,969,000	-0-
Customer repurchase agreements	748,323	50,329
Accrued interest payable	249,388	109,620
Accrued expenses and other liabilities	18,500	61,836

Total liabilities	182,973,924	53,150,393

Commitments and Contingencies	—	—
Stockholders’ Equity:
Common stock, $ .01 par value; 10,000,000 shares authorized, 2,960,000 shares in 2001 and 2,560,000 shares in 2000 issued and outstanding	29,600	25,600
Additional paid-in-capital	15,490,402	13,094,400
Accumulated deficit	(253,208)	(623,709)
Accumulated other comprehensive income (loss)	(14,697)	-0-

Total stockholders’ equity	15,252,097	12,496,291

Total Liabilities and Stockholders’ Equity	$198,226,021	$65,646,684

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
PERIODS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

Interest Income:
Loans receivable and fees on loans	$2,864,394	$655,220
Investment securities	6,057,058	1,884,808
Federal funds sold	167,888	334,837

Total interest income	9,089,340	2,874,865

Interest Expense:
Deposits	5,458,689	1,530,103
Securities sold under agreements to repurchase	274,270	-0-
Other interest expense	40,689	445

Total interest expense	5,773,648	1,530,548

Net interest income	3,315,692	1,344,317
Provision for Loan Losses	272,416	140,000

Net interest income after provision for loan losses	3,043,276	1,204,317

Noninterest Income:
Service charges on deposit accounts	79,851	11,341
Gain on call of securities	-0-	5,582
Other income	15,044	4,311

Total noninterest income	94,895	21,234

Noninterest Expenses:
Salaries and employee benefits	1,533,330	975,469
Occupancy expense	212,344	90,883
Other expense	1,021,996	577,324

Total noninterest expenses	2,767,670	1,643,676

Income (Loss) Before Income Taxes	370,501	(418,125)
Income Tax Benefit	-0-	160,978
Net Income (Loss)	$370,501	$(257,147)

Net Income (Loss) Per Share of Common Stock	$.13	(.10)

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
PERIODS ENDED DECEMBER 31, 2001 AND 2000

				Accumulated
				Other
		Additional		Comprehensive
	Common	Paid-In	Accumulated	Income
	Stock	Capital	Deficit	(Loss)	Total

Issuance of Common Stock	$25,600	$13,094,400	$-0-	$-0-	$3,120,000
Pre-opening expenses				(366,562)	(366,562)

Balance, February 28, 2000 (Date of Bank Inception)	25,600	13,094,400	(366,562)	-0-	12,753,438
Net loss			(257,147)		(257,147)

Balance, December 31, 2000	25,600	13,094,400	(623,709)	$-0-	12,496,291

Net income			370,501		370,501
Other comprehensive income (loss), net of tax:
Change in unrealized loss on securities available for sale, net of tax of $9,200				(14,697)	(14,697)

TOTAL COMPREHENSIVE INCOME
Issuance of common stock	4,000	2,396,002			2,400,002

Balance, December 31, 2001	$29,600	$15,490,402	$(253,208)	$(14,697)	$5,252,097

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
PERIODS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

Cash Flows From Operating Activities:
Net income (loss)	$370,501	$(257,147)
Adjustments to reconcile net income (loss) to net cash used in operating activities -
Depreciation and amortization	176,457	52,546
Provision for loan losses	410,000	140,000
Deferred tax benefit	-0-	(160,978)
Net amortization on securities	8,261	-0-
	Net change in -
Accrued interest receivable	(1,353,983)	(812,946)

Other assets	3,592	(56,337)
Accrued interest payable and other liabilities	96,432	171,456
Net cash used in operating activities	(288,740)	(923,406)

Cash Flows From Investing Activities:
Purchases of held-to-maturity securities	(201,313,150)	(49,086,569)
Proceeds from maturities and calls of available-for-sale securities	3,450,000	-0-
Proceeds from maturities and calls of held-to-maturity securities	97,630,664	9,525,000
Net increase in loans	(30,452,951)	(17,820,713)
Purchases of premises and equipment	(850,676)	(1,893,474)
Net cash used in investing activities	(131,536,113)	(59,275,756)
Cash Flows From Financing Activities:
Net increase in demand and savings deposits	14,377,853	9,302,154
Net increase in time deposits	109,682,252	43,626,454
Net increase in securities sold under agreements to repurchase	4,969,000	-0-
Net increase in customer repurchase agreements	697,994	50,329
Proceeds from issuance of common stock	2,400,002	-0-

Net cash provided by financing activities	132,127,101	52,978,937

Net Change in Cash and Cash Equivalents	302,248	(7,220,225)
Cash and Cash Equivalents at Beginning of Period	5,533,213	12,753,438

Cash and Cash Equivalents at End of Period	$5,835,461	$5,533,213

Supplemental Disclosure of Cash Flow Information:
Interest paid on deposits	$5,320,136	$1,420,928

Other interest paid	$313,744	$-0-

Income taxes paid	$-0-	$-0-

The accompanying notes are an integral part of these consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation:

The consolidated financial statements include the accounts of Kensington Bankshares, Inc. (the “Company”) and its wholly-owned subsidiary, First Kensington Bank (the “Bank”). All material intercompany balances and transactions have been eliminated during consolidation.

Organization:

The Company was incorporated on January 26, 2001, as a bank holding company. In January 2002, the Company commenced operations and the stockholders of the Bank received four shares of common stock of the Company for each share of common stock of the Bank. The transaction represented an exchange of shares between enterprises under common control. The financial statements reflect the consolidated results of operations as if the combination had occurred at the date of Bank inception.

On February 28, 2000, (date of inception), the organizers of First Kensington Bank (the “Bank”) received final approval from the Federal Deposit Insurance Corporation and the State of Florida Department of Banking and Finance to conduct banking transactions. During the period prior to receiving this regulatory approval the organizers incurred expenses amounting to approximately $366,600. In accordance with the provisions of Statement of Financial Position 98-5, Reporting on the Costs of Start-Up Activities, issued by the American Institute of Certified Public Accountants, these expenses have been expensed and are reflected as a reduction of capital at the date of inception. These consolidated financial statements reflect the operations of the Company for the year ended December 31, 2001 and for the period from inception through December 31, 2000.

Nature of Business:

The Company is a one-bank holding company which provides a full range of banking services to individuals and businesses in the Tampa Bay area through its wholly-owned subsidiary, First Kensington Bank. The Bank is regulated by various Federal and State agencies and is subject to periodic examinations by those regulatory authorities.

Accounting Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate primarily to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Cash Equivalents:

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks and federal funds sold, all of which mature within ninety days.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities:

Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Loans Receivable:

The Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by commercial real estate loans throughout the Tampa Bay area. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged-off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses:

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses (Continued):

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan-by-loan basis for real estate and commercial loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

Premises and Equipment:

Land is carried at cost. Buildings, furniture and equipment and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed on the straight-line method over the estimated useful lives of the assets.

Income Taxes:

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities in the consolidated statements of financial condition and gives current recognition to changes in tax rates and laws.

The Bank and the Company file consolidated income tax returns, with the amount of income tax expense or benefit computed and allocated on a separate return basis.

Credit Related Financial Instruments:

In the ordinary course of business, the Bank has entered into commitments to extend credit, including letters-of-credit. Such financial instruments are recorded when they are funded.

Net Income (Loss) Per Share of Common Stock:

Net income (loss) per share of common stock is computed on the basis of the number of shares outstanding.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 2 — INVESTMENT SECURITIES

Investment securities have been classified in the consolidated statements of financial condition according to management’s intent. The carrying amount of securities and their approximate fair values were as follows:

		Gross	Gross
	Amortized	Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value

Held To Maturity:
December 31, 2001 - U.S. government agency securities	$130,285,686	$610,727	$(1,060,913)	$129,835,500

December 31, 2000 - U.S. government agency securities	$39,561,569	$418,914	$(620)	$39,979,863

Available For Sale:
December 31, 2001 - U.S. government agency securities	$9,500,108	$27,961	$(51,858)	$9,476,211

December 31, 2000 - U.S. government agency securities	$-0-	$-0-	$-0-	$-0-

There were no realized gains or losses on sales of available-for-sale securities in 2001 and 2000.

The scheduled maturities of securities held to maturity and securities available for sale based on the estimated weighted-average lives of the underlying collateral at December 31, 2001, were as follows:

	Held To Maturity		Available For Sale

	Amortized	Fair	Amortized	Fair
	Cost	Value	Cost	Value

Due in one year or less	$64,567,799	$64,261,168	$5,478,298	$5,467,789
Due from one to five years	13,605,964	13,869,816	1,021,810	1,029,690
Due from five to ten years	50,551,923	50,144,516	3,000,000	2,978,732
Due after ten years	1,560,000	1,560,000	-0-	-0-
	$130,285,686	$129,835,500	$9,500,108	$9,476,211

Investment securities with a carrying value and fair value of approximately $2,070,800 and $2,187,600, at December 31, 2001, respectively, and $500,000 and $500,000 at December 31, 2000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 3 — LOANS RECEIVABLE

The components of loans in the consolidated statements of financial condition at December 31 were as follows:

	2001	2000

Real estate -
Commercial	$37,480,141	$14,283,044
Residential	5,648,426	1,120,438
Commercial	4,014,250	1,870,865
Consumer	1,080,105	568,527

	48,222,922	17,842,874
Deferred loan fees	(89,258)	(22,161)
Allowance for loan losses	(410,000)	(140,000)

	$47,723,664	$17,680,713

The Bank primarily grants real estate, commercial and consumer loans in the State of Florida with primary concentration being in the Tampa Bay area. Although the Bank’s loan portfolio is diversified, a significant portion of its loans are secured by real estate.

An analysis of the change in the allowance for loan losses follows:

	2001	2000

Balance beginning of period	$140,000	$-0-

Loans charged-off	(2,416)	-0-
Recoveries	-0-	-0-

Net loans charged-off	(2,416)	-0-
Provision for loan losses	272,416	140,000

Balance at December 31	$410,000	$140,000

At December 31, 2001 and 2000, there were no loans on which the accrual of interest had been discontinued or reduced or for which impairment had been recognized.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 4 — PREMISES AND EQUIPMENT

Components of premises and equipment included in the consolidated statements of financial condition at December 31, were as follows:

	2001	2000

Land	$350,000	$350,000
Building and improvements	465,785	427,860
Leasehold improvements	777,837	11,099
Furniture, fixtures & equipment	1,138,770	417,323

	2,732,392	1,206,282
Less: accumulated depreciation and amortization	(217,245)	(52,546)

	2,515,147	1,153,736
Construction-in-process	-0-	687,192

	$2,515,147	$1,840,928

Depreciation and amortization expense charged to operations amounted to $176,457 in 2001 and $52,546 in 2000.

Leases:

The Bank is obligated under certain non-cancelable operating leases for Bank premises. The operating leases relating to Bank premises expire during various years from 2003 to 2006 with the leases having various renewal options. The leases require the payment of taxes, insurance, and maintenance cost in addition to rental payments.

Future minimum lease payments under these operating leases are summarized as follows:

2002	$199,398
2003	200,527
2004	189,516
2005	160,589
2006	49,115

Total future minimum lease payments	$799,145

Rental expense relating to the operating leases amounted to approximately $144,800 in 2001 and $52,600 in 2000.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 5 — TIME DEPOSITS

The aggregate amount of time deposits, each with a minimum denomination of $100,000 were approximately $37,626,100 in 2001 and $10,592,000 in 2000.

At December 31, 2001, the scheduled maturities of time deposits were as follows:

2002	$120,547,086
2003	19,622,545
2004	627,109
2006	12,001,161
2007	510,805
$153,308,706

NOTE 6 — SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

Securities sold under agreements to repurchase at December 31 were as follows:

FHLB agency note at 5.565% with total carrying value and fair value including accrued interest of $5,071,881 and $5,047,134, respectively	$4,969,000

Weighted average interest rate of the agreement	5.565%

The agreement matures within one month. The security underlying the agreement was delivered to the dealer who arranged the transaction. The dealer may have sold, loaned, or otherwise disposed of such securities to other parties in the normal course of operations and has agreed to resell to the Bank substantially identical securities at the maturity of the agreement. The Bank is required under a master agreement with the dealer to maintain a minimum margin of 100% for the value of all collateral securities backing the agreements. If the market value of securities underlying such agreements falls below the minimum margin requirement, the Bank is required to deposit additional securities or cash with the dealer.

NOTE 7 — CUSTOMER REPURCHASE AGREEMENTS

At December 31, 2001 and 2000, the Bank had entered into repurchase agreements with Bank customers. The repurchase agreements generally mature within one business day from the transaction date. The average balance and interest rate under the repurchase agreements amounted to approximately $936,200 and 4.66% in 2001. The average balance of repurchase agreements with Bank customers was insignificant in 2000.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 8 — STOCKHOLDERS’ EQUITY

The Company and the Bank are subject to certain restrictions on the amount of dividends that they may declare without regulatory approval.

NOTE 9 — INCOME TAXES

The financial statements of the Company reflect a zero income tax provision for federal and state income taxes for the year ended December 31, 2001, as a result of utilization of net operating loss carryforwards for tax purposes and a reversal of the prior year valuation allowance related to deferred tax assets. For the period ended December 31, 2000, the deferred tax benefit recognized primarily relates to the expected benefit of net operating loss carryforwards and other temporary differences. At December 31, 2001, all net operating loss carryforwards had been utilized.

In management’s opinion, based on expectations of future taxable income and other relevant considerations, it is more likely than not that future taxable income will be sufficient to utilize the deferred tax assets which existed at December 31, 2001 and 2000.

The components of deferred taxes as of December 31, are summarized as follows:

	2001	2000

Deferred tax assets:
Net operating loss carryforward	$-0-	$132,950
Allowance for loan losses	133,738	53,900
Pre-opening expenses	73,906	115,254
Net unrealized loss on securities available for sale	9,200	-0-

	216,844	302,104
Deferred tax liabilities:
Valuation allowance	-0-	(141,126)
Depreciation	(46,666)	-0-

Net deferred tax asset	$170,178	$160,978

NOTE 10 — COMMITMENTS AND CONTINGENCIES

Unused Lines of Credit:

The Bank has unsecured federal funds lines of credit with financial institutions enabling the Bank to borrow up to $5,000,000 with interest determined at the time of any advance. The arrangements are reviewed annually for renewal of the credit line.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 10 — COMMITMENTS AND CONTINGENCIES (CONTINUED)

Credit Related Financial Instruments:

The Bank is a party to credit related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters-of-credit and financial guarantees. Such commitments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the consolidated statements of financial condition.

The Bank’s exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Credit related financial instruments outstanding at December 31, 2001, were as follows:

	2001	2000

Commitments to extend credit	$9,076,297	$6,488,834

Standby letters-of-credit	$382,095	$118,564

Commitments to extend credit are agreements to lend to customers as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments to extend credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management’s credit evaluation of the customer.

Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral for those commitments for which collateral is deemed necessary.

The Bank has not incurred any losses on its commitments in 2001.

Other:

Various legal claims arise from time to time in the normal course of business, which, in the opinion of management, will have no material effect on the Company’s consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 11 — CONCENTRATIONS

At various times throughout the year the Bank may maintain cash balances with financial institutions that exceed federally insured limits of $100,000. The Bank monitors the capital adequacy of these financial institutions on a quarterly basis.

NOTE 12 — RELATED PARTY TRANSACTIONS

The Bank has entered into transactions with its directors, stockholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2001 and 2000 was approximately $1,880,100 and $716,000, respectively. Also, certain related parties maintain deposit balances with the Bank in the aggregate amount of approximately $2,417,600 and $1,048,900 at December 31, 2001 and 2000, respectively.

NOTE 13 — REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the Bank was considered well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events that management believes have changed the Bank’s category. The Company’s and the Bank’s actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the table below:

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 13 — REGULATORY MATTERS (Continued)

					Minimum
					To Be Well
			Minimum		Capitalized Under
			Capital		Prompt Corrective
	Actual		Requirement:		Action Provisions:

	Amount	Ratio	Amount	Ratio	Amount		Ratio

As of December 31, 2001:
Total Capital
(to Risk Weighted Assets)
Consolidated	$15,676,794	19.17%	$6,543,141	8.0%	$	N/A	N/A %
Bank	$15,676,794	19.17%	$6,543,141	8.0%		$8,178,926	10.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated	$15,266,794	18.67%	$3,271,571	4.0%	$	N/A	N/A %
Bank	$15,266,794	18.67%	$3,271,571	4.0%		$4,907,356	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$15,266,794	12.31%	$4,962,180	4.0%		$6,202,725	5.0%
Bank	$15,266,794	12.31%	$4,962,180	4.0%		$6,202,725	5.0%
As of December 31, 2000:
Total Capital
(to Risk Weighted Assets)
Consolidated	$12,636,291	39.87%	$2,535,602	8.0%	$	N/A	N/A %
Bank	$12,636,291	39.87%	$2,535,602	8.0%		$3,169,502	0.0%
Tier I Capital
(to Risk Weighted Assets)
Consolidated	$12,496,291	39.43%	$1,267,801	4.0%	$	N/A	N/A %
Bank	$12,496,291	39.43%	$1,267,801	4.0%		$1,901,701	6.0%
Tier I Capital
(to Average Assets)
Consolidated	$12,496,291	33.37%	$1,498,054	4.0%	$	N/A	N/A %
Bank	$12,496,291	33.37%	$1,498,054	4.0%		$1,872,567	5.0%

NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there is no quoted market prices for the Company’s various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate used and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107, Disclosure about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Company in estimating fair values of financial instruments as disclosed herein:

Cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate their fair value.

Securities. Fair values for securities are based on quoted market prices.

Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of savings accounts approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered to a schedule of aggregated expected maturities of time deposits.

Securities sold under agreements to repurchase. The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

Customer repurchase agreements. The carrying amounts of customer repurchase agreements approximate their fair values.

Accrued interest. The carrying amounts of accrued interest approximate their fair values.

Off balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standings. The estimated fair value for these instruments was insignificant at December 31, 2001.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 14 — FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair values of the Company’s financial instruments at December 31, were as follows:

	2001		2000

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Financial assets:
Cash and cash equivalents	$5,835,461	$5,835,461	$5,533,213	$5,533,213
Securities held to maturity	130,285,686	129,835,500	39,561,569	39,979,863
Securities available for sale	9,476,211	9,476,211	-0-	-0-
Loans receivable	47,723,664	48,912,941	17,680,713	17,496,621
Accrued interest receivable	2,166,929	2,166,929	812,946	812,946
Financial liabilities:
Deposits	176,988,713	176,984,620	52,928,608	52,965,209
Securities sold under agreements to repurchase	4,969,000	4,969,000	-0-	-0-
Customer repurchase agreements	748,323	748,323	50,329	50,329
Accrued interest payable	249,388	249,388	109,620	109,620

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(UNAUDITED)
MARCH 31, 2002 AND 2001

	2002	2001

ASSETS
Cash and due from banks	$2,133,963	$1,174,390
Federal funds sold	0,406,735	2,380,194
Cash and cash equivalents	12,540,698	3,554,584
Securities held to maturity	136,457,974	64,625,035
Securities available for sale	51,302,448	-0-
Loans receivable, net of allowance for loan losses of $450,000 in 2002 and $170,000 in 2001	50,863,685	22,521,867
Accrued interest receivable	3,452,627	1,081,415
Premises and equipment	2,495,352	1,863,626
Deferred income taxes	92,021	160,978
Other assets	71,788	74,069

Total Assets	$257,276,593	$93,881,574

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Noninterest-bearing demand deposits	$5,752,712	$2,578,083
Interest-bearing demand deposits	12,475,928	5,002,309
Savings deposits	5,101,924	2,253,140
Other time deposits	206,978,971	68,535,190
Total deposits	230,309,535	78,368,722
Securities sold under agreements to repurchase	9,750,000	1,179,345
Customer repurchase agreements	1,293,911	-0-
Accrued interest payable	352,954	173,755
Accrued expenses and other liabilities	71,000	20,972

Total liabilities	241,777,400	79,742,794

Commitments and Contingencies	—	—
Stockholders’ Equity:
Common stock, $ .01 par value; 10,000,000 shares authorized, 2,960,000 shares in 2002 and 2,560,000 shares in 2001 issued and outstanding	29,600	28,403
Additional paid-in-capital	15,490,402	14,773,349
Retained earnings (deficit)	119,831	(662,972)
Accumulated other comprehensive income (loss)	(140,640)	-0-
Total stockholders’ equity	15,499,193	14,138,780
Total Liabilities and Stockholders’ Equity	$257,276,593	$93,881,574

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	2002	2001

Interest Income:
Loans receivable and fees on loans	$1,041,865	$481,107
Investment securities	2,313,963	999,445
Federal funds sold	37,322	39,966

Total interest income	3,393,150	1,520,518
Interest Expense:
Deposits	1,923,679	928,903
Securities sold under agreement to repurchase	34,809	15,099
Other interest expense	5,850	2,322

Total interest expense	1,964,338	946,324

Net interest income	1,428,812	574,194
Provision for Loan Losses	40,000	30,000

Net interest income after provision for loan losses	1,388,812	544,194

Noninterest Income:
Service charges on deposit accounts	31,159	12,732
Other income	3,128	5,148

Total noninterest income	34,287	17,880

Noninterest Expenses:
Salaries and employee benefits	423,840	337,991
Occupancy expense	160,965	88,673
Other expense	277,075	174,673

Total noninterest expenses	861,880	601,337

Income (Loss) Before Income Taxes	561,219	(39,263)
Income Tax Expense	188,180	-0-

Net Income (Loss)	$373,039	$(39,263)

Net Income (Loss) Per Share of Common Stock	$.13	$(01)

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

				Accumulated
				Other
			Additional	Comprehensive
	Common	Paid-in	Retained	Income
	Stock	Capital	Earnings	(Loss)	Total

Balance, December 31, 2000	$25,600	$13,094,400	$(623,709)	$-0-	$12,496,291

Net loss			(39,263)		(39,263)
Issuance of common stock	2,803	1,678,949			1,681,752

Balance, March 31, 2001	$28,403	$14,773,349	$(662,972)	$-0-	$14,138,780

Balance, December 31, 2001	$29,600	$15,490,402	$(253,208)	$(14,697)	$15,252,097

Net income			373,039		373,039
Other comprehensive income:
Net change in unrealized loss on securities available for sale, net of tax of $78,843				(125,943)	(125,943)

TOTAL COMPREHENSIVE INCOME					247,096

Balance, March 31, 2002	$29,600	$15,490,402	$119,831	$(140,640)	$15,499,193

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001

	2002	2001

Cash Flows From Operating Activities:
Net income (loss)	$373,039	$(39,263)
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	58,831	35,288
Provision for loan losses	40,000	30,000
Deferred income taxes	157,000	-0-
Net amortization (accretion) on securities	98,758	(3,982)
Net change in -
Accrued interest receivable	(1,285,698)	(268,469)
Other assets	(19,043)	(17,732)
Accrued interest payable and other liabilities	156,066	23,271

Net cash used in operating activities	(421,047)	(240,887)

Cash Flows From Investing Activities:
Purchases of available-for-sale securities	(47,630,019)	-0-
Purchases of held-to-maturity securities	(19,572,050)	(36,014,484)
Proceeds from sales and maturities of available-for-sale securities	5,500,000	-0-
Proceeds from maturities of held-to-maturity securities	13,400,000	10,955,000
Net increase in loans	(3,180,021)	(4,871,154)
Purchases of premises and equipment	(39,036)	(57,986)

Net cash used in investing activities	(51,521,126)	(29,988,624)

Cash Flows From Financing Activities:
Net (decrease) increase in demand and savings deposits	(349,443)	531,378
Net increase in time deposits	53,670,265	24,908,736
Net increase in securities sold under agreement to repurchase	4,781,000	1,179,345
Net increase (decrease) in customer repurchase agreements	545,588	(50,329)
Proceeds from issuance of additional common stock	-0-	1,681,752

Net cash provided by financing activities	58,647,410	28,250,882

Net Change in Cash and Cash Equivalents	6,705,237	(1,978,629)
Cash and Cash Equivalents at Beginning of Period	5,835,461	5,533,213

Cash and Cash Equivalents at End of Period	$12,540,698	$3,554,584

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2002 AND 2001
(Continued)

	2002	2001

Supplemental Disclosure of Cash Flow Information:
Interest paid	$1,845,938	$865,091

Other interest paid	$14,834	$17,097

Income taxes paid	$31,180	$-0-

See accompanying notes to consolidated financial statements.

KENSINGTON BANKSHARES, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002 AND 2001
(UNAUDITED)

NOTE 1 — BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-QSB and Item 310(b) of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month periods ended March 31, 2002 and 2001 are not necessarily indicative of the results that may be expected for the years ended December 31, 2002 and 2001. For further information, refer to the financial statements and footnotes thereto included in this Proxy Statement-Prospectus.

NOTE 2 — ORGANIZATION

The Company was incorporated on January 26, 2001, as a bank holding company. In January 2002, the Company commenced operations and the stockholders of the Bank received four shares of common stock of the Company for each share of common stock of the Bank. The transaction represented an exchange of shares between enterprises under common control. The financial statements reflect the consolidated results of operations as if the combination had occurred at the date of Bank inception.

NOTE 3 — PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Kensington Bankshares, Inc. (the “Company”) and its wholly-owned subsidiary, First Kensington Bank (the “Bank”). All material intercompany balances and transactions have been eliminated during consolidation.

NOTE 4 — NET INCOME PER SHARE OF COMMON STOCK

Net income per share of common stock is computed on the basis of the number of shares of common stock outstanding.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. Indemnification of Directors And Officers

     Florida law, Chapter 607, authorizes a corporation to indemnify officers and directors against liabilities, which may be sufficiently broad to include liabilities under the Securities Act of 1933. The Company’s By-Laws provide for such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the small business issuer, pursuant to the foregoing provisions, or otherwise the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted aby such director, officer or controlling person, in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 25. Other Expenses of Issuance and Distribution

     The following is an itemized statement of expenses of the Company in connection with the issuance and distribution of the shares of Common Stock being registered. All but the Securities and Exchange Commission registration fee are estimates.

Securities and Exchange Commission Registration Fee		$373.00
Printing and Engraving
Blue Sky Fees and Expenses	$
Legal Fees and Expenses
Accounting Fees and Expenses
Miscellaneous
Total	$

ITEM 26. Recent Sales of Unregistered Securities

     In January 2002, the Company effected an exchange offer with the holders of the outstanding shares of Common Stock of First Kensington Bank, as a result of which the Company became a one-bank holding company. The issuance of such shares was exempt from the registration requirements of the Securities Act of 1933, as amended by virtue of Section 3(a)(12) thereof.

ITEM 27. Exhibits and Financial Statement Schedules

Exhibits
3.1(a)	Articles of Incorporation of Kensington Bankshares, Inc.
3.1(b)	Articles of Incorporation of First Kensington Bank
3.2(a)	By-Laws of Kensington Bankshares, Inc.
3.2(b)	By-Laws of First Kensington Bank
5.1	Opinion of Schifino & Fleischer, P.A.
10.3(a)	Form of Subscription Agreement
10.3(b)	Form of Subscription Agreement
10.4	Copy of Agreement for Stock Exchange between the Registrant and First Kensington Bank
10.5	Copy of Registrant’s Incentive and Non-Statutory Stock Option Plan
23.2	Consent of Schifino & Fleischer, P.A. (See Exhibit 5.1)
23.3	Consent of Accountants

ITEM 28. Undertakings

     The undersigned registrant hereby undertakes:

     (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include and prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2)  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4)  To supplement the prospectus, after the end of the subscription period, to include the results of the subscription offer, the amount of unsubscribed securities and the terms of any later reoffering.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto authorized, in the City of Tampa, State of Florida, on June 3, 2002.

KENSINGTON BANKSHARES, INC.

By:	/s/ Gerald K. Archibald

Gerald K. Archibald, President

Power of Attorney

     Each person whose signature appears below constitutes and appoints Mr. Gerald K. Archibald his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement, and to file the same with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact or his substitute or substitutes may do or cuse to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 3, 2002.

Signatures	Title

/s/ Gerald K. Archibald	Chief Executive Officer and Director

Gerald K. Archibald

/s/ William R. Bender, Jr.	Chief Financial and Accounting Officer

William R. Bender, Jr.

/s/ Gary L. Blackwell	Director

Gary L. Blackwell

Director

D. Dewey Mitchell

/s/ Ronald S. Hockman	Director

Ronald S. Hockman

INDEX TO EXHIBITS

Sequentially
Exhibit		Numbered
Number	Description	Page

3.1(a)	Articles of Incorporation of Kensington Bankshares, Inc.
3.1(b)	Articles of Incorporation of First Kensington Bank
3.2(a)	By-Laws of Kensington Bankshares, Inc.
3.2(b)	By-Laws of First Kensington Bank
5.1	Opinion of Schifino & Fleischer, P.A.
10.3(a)	Form of Subscription Agreement
10.3(b)	Form of Subscription Agreement
10.4	Copy of Agreement for Stock Exchange between the Registrant and First Kensington Bank
10.5	Copy of Registrant’s Incentive and Non-Statutory Stock Option Plan
23.2	Consent of Schifino & Fleischer, P.A. (See Exhibit 5.1)
23.3	Consent of Accountants